UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of November 2011.
Commission File Number: 001-31221
Total number of pages: 72

NTT DOCOMO, INC.
(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome
Chiyoda-ku, Tokyo 100-6150
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.
Date: November 2, 2011	By:	/s/ OSAMU HIROKADO
Osamu Hirokado
Head of Investor Relations

Information furnished in this form:

1.	Earnings Release for the Six Months Ended September 30, 2011

2.	Results for the First Six Months of the Fiscal Year Ending March 31, 2012

Earnings Release For the Six Months Ended September 30, 2011	November 2, 2011 [U.S. GAAP]

Name of registrant:	NTT DOCOMO, INC. (URL http://www.nttdocomo.co.jp/)
Code No.:	9437
Stock exchange on which the Company’s shares are listed:	Tokyo Stock Exchange-First Section
Representative:	Ryuji Yamada, Representative Director, President and Chief Executive Officer
Contact:	Ken Takeuchi, Senior Manager, General Affairs Department / TEL +81-3-5156-1111
Scheduled date for filing of quarterly report:	November 8, 2011
Scheduled date for dividend payment:	November 18, 2011
Supplemental material on quarterly results:	Yes
Presentation on quarterly results:	Yes (for institutional investors and analysts)
(Amounts are rounded off to the nearest 1 million yen.)
1. Consolidated Financial Results for the Six Months Ended September 30, 2011 (April 1, 2011 — September 30, 2011)
(1) Consolidated Results of Operations

	(Millions of yen, except per share amounts)
					Income before		Net Income Attributable to
	Operating Revenues		Operating Income		Income Taxes		NTT DOCOMO, INC.
Six months ended September 30, 2011	2,112,982	(1.2)%	508,501	(4.3)%	511,871	(2.9)%	299,018	(3.5)%
Six months ended September 30, 2010	2,138,152	(0.4)%	531,470	9.5%	527,008	9.8%	309,747	8.8%

(Note) Comprehensive income attributable to NTT DOCOMO, INC.:	For the six months ended September 30, 2011: 287,678 million yen	(0.4)%
	For the six months ended September 30, 2010: 288,798 million yen	(7.1)%

	Basic Earnings per Share	Diluted Earnings per Share
	Attributable to	Attributable to
	NTT DOCOMO, INC.	NTT DOCOMO, INC.
Six months ended September 30, 2011	7,210.88 (yen)	—
Six months ended September 30, 2010	7,444.81 (yen)	—
(Percentages above represent changes compared to the corresponding previous period)
(2) Consolidated Financial Position

	(Millions of yen, except per share amounts)
					NTT DOCOMO, INC.
		Total Equity	NTT DOCOMO, INC.	Shareholders’	Shareholders’ Equity
	Total Assets	(Net Assets)	Shareholders’ Equity	Equity Ratio	per Share
September 30, 2011	6,793,962	5,058,155	5,030,298	74.0%	121,306.70 (yen)
March 31, 2011	6,791,593	4,877,594	4,850,436	71.4%	116,969.29 (yen)
2. Dividends

	Cash Dividends per Share (yen)
	End of the	End of the	End of the
Date of Record	First Quarter	Second Quarter	Third Quarter	Year End	Total
Year ended March 31, 2011	—	2,600.00	—	2,600.00	5,200.00
Year ending March 31, 2012	—	2,800.00
Year ending March 31, 2012 (Forecasts)			—	2,800.00	5,600.00
(Note) Revisions to the forecasts of dividends: None
3. Forecasts of Consolidated Financial Results for the Fiscal Year Ending March 31, 2012 (April 1, 2011 — March 31, 2012)

(Millions of yen, except per share amounts)
							Net Income		Basic Earnings per
					Income before		Attributable to		Share Attributable to
	Operating Revenues		Operating Income		Income Taxes		NTT DOCOMO, INC.		NTT DOCOMO, INC.
Year ending March 31, 2012	4,240,000	0.4%	870,000	3.0%	874,000	4.6%	514,000	4.8%	12,395.22 (yen)
(Percentages above represent changes compared to the corresponding previous year)
(Note) Revisions to the forecasts of consolidated financial results: Yes

4. Others
(1)	Changes in significant subsidiaries	None

(Changes in significant subsidiaries for the six months ended September 30, 2011 which resulted in changes in scope of consolidation)

(2)	Application of simplified or exceptional accounting	None

(3)	Changes in accounting policies
i.	Changes due to revision of accounting standards and other regulations:	Yes
ii.	Others:	None
(Refer to “2. (3) Changes in Accounting Policies” on page 10, contained in the attachment for more information.)
(4)	Number of issued shares (common stock)

i. Number of issued shares (inclusive of treasury stock):	As of September 30, 2011:	43,650,000 shares
	As of March 31, 2011:	43,650,000 shares

ii. Number of treasury stock:	As of September 30, 2011:	2,182,399 shares
	As of March 31, 2011:	2,182,399 shares

iii. Number of weighted average common shares outstanding:	For the six months ended September 30, 2011:	41,467,601 shares
	For the six months ended September 30, 2010:	41,605,742 shares

*	Presentation on the status of quarterly review procedure:

This earnings release is not subject to the quarterly review procedure as required by the Financial Instruments and Exchange Act of Japan. As of the date when this earnings release was issued, the quarterly review procedure on financial statements as required by the Financial Instruments and Exchange Act had not been finalized.

*	Explanation for forecasts of operations and other notes:

Forward-looking statements in this earnings release, such as forecasts of results of operations, are based on the information currently available and certain assumptions that we regard as reasonable, and therefore actual results may differ materially from those contained in, or suggested by, any forward-looking statements. With regard to the assumptions and other related matters concerning forecasts for the fiscal year ending March 31, 2012, refer to “1. (3) Prospects for the Fiscal Year Ending March 31, 2012” on page 9 and “5. Special Note Regarding Forward-Looking Statements” on page 19, contained in the attachment.

CONTENTS OF THE ATTACHMENT

Earnings Release for the Six Months Ended September 30, 2011
1. Information on Consolidated Results
(1) Operating Results
i. Business Overview
As Japan’s mobile telecommunications market continues to mature in line with the rise in cellular penetration rate, competition among operators remains intense in such areas as acquisition of subscribers and further improvement of service offerings.
Under these market conditions, based on our medium-term action plan “Change and Challenge,” which was announced in October 2008, we have continued to promote measures aimed at improving customer satisfaction, and have swiftly and steadily moved ahead with various other actions, such as increasing the adoption of smartphones with the aim of driving growth by boosting packet ARPU and expanding the coverage of “Xi” (crossy) LTE service.
We have also developed our “Medium-Term Vision 2015: Shaping a Smart Life” as a clear step toward the realization of our corporate vision for 2020, “HEART: Pursuing Smart Innovation.” Going forward, we will work to further advance our products such as smartphones and services, and as an “Integrated Service Company placing mobile at the core,” we will create new values through convergence with other industries and services. Thereby we will aim to offer enhanced safety and security and deliver more convenient and efficient solutions to people’s everyday lives and businesses, for fulfilling smart lives.
With respect to the restoration of communication facilities affected by the Great East Japan Earthquake, we completed full-scale repair of damaged base station facilities and recovered our network area quality to pre-disaster levels by the end of September 2011. We will continue to work on the restoration of submerged or physically damaged base stations located in the areas severely affected by the tsunami or other factors, keeping pace with the reconstruction plan of the respective municipalities.
Meanwhile, we have swiftly and steadily moved ahead with the implementation of new disaster preparedness measures, completing the roll-out of large-zone base stations* in two locations in the Tokai region in September 2011. We plan to complete the implementation of all measures, including the provision of “disaster voice file message service” by the end of this fiscal year, in an effort to continue providing enhanced safety and security to our customers.
For the six months ended September 30, 2011, in our cellular services revenues, while the voice revenue decreased by ¥96.1 billion due to a decline in voice ARPU, packet revenue increased by ¥69.5 billion as a result of our endeavors to increase packet ARPU, such as active sales of smartphones. Other revenues grew by ¥5.4 billion owing mainly to an increase in the subscriptions to “Mobile Phone Protection and Delivery Service.” Equipment sales revenues dropped by ¥4.0 billion due to a decrease in wholesale price per unit. Consequently, we recognized operating revenues of ¥2,113.0 billion (a decrease of ¥25.2 billion from the same period of the previous fiscal year). Operating expenses declined by ¥2.2 billion from the same period of the previous fiscal year to ¥1,604.5 billion, as a result of a decrease in network-related costs achieved through efficient use of capital expenditures and other continued cost-cutting efforts. As a result of the foregoing, we recorded operating income of ¥508.5 billion (a decrease of ¥23.0 billion from the same period of the previous fiscal year). Income before income taxes was ¥511.9 billion and net income attributable to NTT DOCOMO, INC. was ¥299.0 billion.

*	Large-zone base station: a base station that can provide coverage over an area usually covered by multiple stations

DOCOMO Earnings Release	Six Months Ended September 30, 2011
Consolidated results of operations for the six months ended September 30, 2010 and 2011 were as follows:
<Results of operations>

	Billions of yen
	Six months ended	Six months ended	Increase
	September 30, 2010	September 30, 2011	(Decrease)
Operating revenues	¥2,138.2	¥2,113.0		¥(25.2)	(1.2)%
Operating expenses	1,606.7	1,604.5		(2.2)	(0.1)

Operating income	531.5	508.5		(23.0)	(4.3)
Other income (expense)	(4.5)	3.4	7.8		—

Income before income taxes	527.0	511.9		(15.1)	(2.9)
Income taxes	213.2	207.6		(5.6)	(2.6)
Equity in net income (losses) of affiliates	(3.0)	(5.8)		(2.8)	(95.1)

Net income	310.8	298.5		(12.4)	(4.0)
Less: Net (income) loss attributable to noncontrolling interests	(1.1)	0.5	1.6		—

Net income attributable to NTT DOCOMO, INC.	¥309.7	¥299.0		¥(10.7)	(3.5)%

EBITDA margin*	40.3%	39.5%	(0.8	)point	—

ROCE before tax effect*	10.0%	9.6%	(0.4	)point	—

ROCE after tax effect*	5.9%	5.7%	(0.2	)point	—

*
EBITDA and EBITDA margin, as we use them in this earnings release, are different from EBITDA as used in Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies. For an explanation of our definitions of EBITDA, EBITDA margin, ROCE before tax effect and ROCE after tax effect, see “4. (3) Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” on page 18.

<Operating revenues>

	Billions of yen
	Six months ended	Six months ended	Increase
	September 30, 2010	September 30, 2011	(Decrease)
Wireless services	¥1,899.0	¥1,877.8	¥(21.2)	(1.1)%
Cellular services revenues	1,735.5	1,708.8	(26.6)	(1.5)
- Voice revenues	898.5	802.4	(96.1)	(10.7)
- Packet communications revenues	837.0	906.5	69.5	8.3
Other revenues	163.5	168.9	5.4	3.3
Equipment sales	239.2	235.2	(4.0)	(1.7)

Total operating revenues	¥2,138.2	¥2,113.0	¥(25.2)	(1.2)%

Note: Voice revenues include data communications revenues through circuit switching systems.
<Operating expenses>

	Billions of yen
	Six months ended	Six months ended	Increase
	September 30, 2010	September 30, 2011	(Decrease)
Personnel expenses	¥129.4	¥135.5	¥6.1	4.7%
Non-personnel expenses	982.1	990.8	8.7	0.9
Depreciation and amortization	322.0	318.4	(3.6)	(1.1)
Loss on disposal of property, plant and equipment and intangible assets	12.6	11.6	(1.0)	(8.1)
Communication network charges	141.1	128.9	(12.2)	(8.7)
Taxes and public dues	19.5	19.3	(0.2)	(0.9)

Total operating expenses	¥1,606.7	¥1,604.5	¥(2.2)	(0.1)%

DOCOMO Earnings Release	Six Months Ended September 30, 2011
ii. Segment Results
Mobile phone business—
During the six months ended September 30, 2011, we continually implemented various business transformation initiatives from a customer-centric perspective, and released 27 new models of devices, including smartphones, such as “Galaxy S II” and “XperiaTM acro,” to offer products and services catered to the diverse needs of customers. The number of smartphones sold during the six months ended September 30, 2011 reached 3.63 million units. We were also awarded the No. 1 ranking for three consecutive years both in the “Mobile Data Device Customer Satisfaction Survey” conducted by Nikkei BP Consulting*1 and the “2011 Japan Business Mobile Phone Service StudySM” by J.D. Power Asia Pacific.*2
Furthermore, with respect to “Xi” LTE service launched in December 2010, we expanded our service coverage in six major cities in addition to Tokyo, Osaka and Nagoya. Also, we unveiled new billing plans, including a full flat-rate option, and our first Xi-enabled tablet devices.
As part of actions taken to boost packet revenues, we announced the introduction of new prepaid data billing plans for “PlayStation®Vita,” a portable gaming console of Sony Computer Entertainment, Inc.
In an effort to cultivate new growth areas, we added a new menu to our existing “docomo one-time insurance” service to allow users to subscribe to automobile insurance on a per day basis.
In addition, to enable one-stop provision of cross-border solutions to multinational companies, we plan to form a business partnership with Vodafone Group Plc, centered on corporate sales.
As of September 30, 2011, the total number of our cellular service subscriptions was 58.99 million (an increase of 2.10 million compared to the number as of September 30, 2010), and our cellular churn rate for the six months ended September 30, 2011 was 0.50%. Although packet ARPU increased from the same period of the previous fiscal year due to increased packet usage resulting from the expanded uptake of smartphones and other factors, voice ARPU posted a decrease due primarily to an increase in the number of “Value Plan” subscriptions, which reached approximately 44.20 million following its launch in November 2007. As a result, aggregate ARPU for the six months ended September 30, 2011 decreased by 4.4% from the same period of the previous fiscal year to ¥4,960.
With regard to equipment sales, equipment sales revenues and cost of equipment sold decreased from the same period of the previous fiscal year due primarily to a decline in purchase and wholesale prices per unit.
As a result of the foregoing, operating revenues and operating income from mobile phone business for the six months ended September 30, 2011 were ¥2,050.8 billion (a decrease of ¥21.0 billion from the same period of the previous fiscal year), and ¥512.8 billion (a decrease of ¥20.3 billion from the same period of the previous fiscal year) respectively.

*1:
According to the “3rd Mobile Data Devices Customer Satisfaction Survey”—a customer satisfaction survey on services provided by mobile data communications carriers (LTE, 3G and WiMax) conducted by Nikkei BP Consulting, Inc. (in March 2011) http://consult.nikkeibp.co.jp/consult/news/2011/mobile0516/

*2:
J. D. Power Asia Pacific 2009-2011 Japan Business Mobile Phone Service StudySM. The 2011 survey results were based on the 3,214 responses obtained from 2,466 businesses with 100 or more employees concerning the services of carriers providing mobile phone/PHS services. (Each respondent evaluated up to two mobile telephone/PHS providers). http://www.jdpower.co.jp/

DOCOMO Earnings Release	Six Months Ended September 30, 2011
Number of subscriptions by services, trend of ARPU and other operating data are as follows:
<Number of subscriptions by services>

	Thousand subscriptions
			Increase
	September 30, 2010	September 30, 2011	(Decrease)
Cellular services	56,895	58,993	2,099	3.7%
Cellular (Xi) services	—	389	—	—
Cellular (FOMA) services	54,940	57,862	2,922	5.3
Cellular (mova) services	1,954	743	(1,212)	(62.0)
packet flat-rate services	28,905	34,267	5,362	18.5
i-mode services	48,914	46,183	(2,731)	(5.6)
sp-mode services	270	5,375	5,105	—
i-channel services	16,747	15,886	(862)	(5.1)
i-concier services	5,410	6,007	598	11.0

Notes: 1.	Number of subscriptions to Cellular services, Cellular (FOMA) services and Cellular (mova) services includes Communication Module services subscriptions.

2.	Effective March 3, 2008, FOMA subscription became mandatory for subscription to “2in1” services, and those FOMA subscriptions are included in the number of FOMA subscriptions.

3.
Number of subscriptions to packet flat-rate services includes subscriptions to “Pake-hodai Flat,” “Pake-hodai double,” “Pake-hodai double 2,” “Pake-hodai simple,” “Pake-hodai full,” “Pake-hodai,” “Biz-hodai,” “Xi data plan Ninen,” “Xi data plan,” “Flat-rate data plan Flat,” “Flat-rate data plan Standard,” “Flat-rate data plan Standard2,” “Flat-rate data plan 64K,” and “Flat-rate data plan HIGH-SPEED.”

4.	Number of i-mode subscriptions includes Cellular (FOMA) i-mode subscriptions and Cellular (mova) i-mode subscriptions.
<Number of handsets sold and churn rate>

	Thousand units
	Six months ended	Six months ended	Increase
	September 30, 2010	September 30, 2011	(Decrease)
Number of handsets sold	9,245	10,345	1,100		11.9%
Cellular (Xi) services
New Xi subscription	—	373	—		—
Change of subscription from FOMA or mova	—	3	—		—
Xi handset upgrade by Xi subscribers	—	2	—		—
Cellular (FOMA) services
New FOMA subscription	2,376	2,354	(23)		(1.0)
Change of subscription from Xi or mova	792	383	(409)		(51.7)
FOMA handset upgrade by FOMA subscribers	6,070	7,229	1,159		19.1
Cellular (mova) services
New mova subscription	4	1	(3)		(78.7)
mova handset upgrade by mova subscribers and change of subscription from Xi or FOMA	2	1	(1)		(67.7)

Churn Rate	0.46%	0.50%	0.04	point	—

DOCOMO Earnings Release	Six Months Ended September 30, 2011
<Trend of ARPU and MOU>

	Yen
	Six months ended	Six months ended	Increase
	September 30, 2010	September 30, 2011	(Decrease)
Aggregate ARPU* (Xi+FOMA+mova)	¥5,190	¥4,960	¥(230)	(4.4)%
Voice ARPU	2,670	2,310	(360)	(13.5)
Packet ARPU	2,520	2,650	130	5.2
Aggregate ARPU (FOMA)	5,260	4,990	(270)	(5.1)
Voice ARPU	2,670	2,310	(360)	(13.5)
Packet ARPU	2,590	2,680	90	3.5
Aggregate ARPU (mova)	3,320	3,240	(80)	(2.4)
Voice ARPU	2,760	2,690	(70)	(2.5)
Packet ARPU	560	550	(10)	(1.8)

MOU* (Xi+FOMA+mova) (minutes)	134	128	(6)	(4.5)%

*	See “4. (2) Definition and Calculation Methods of ARPU and MOU” on page 17 for definition and calculation methods.
Results of operations are as follows:

<Results of operations>

	Billions of yen
	Six months ended	Six months ended	Increase
	September 30, 2010	September 30, 2011	(Decrease)
Operating revenues from mobile phone business	¥2,071.8	¥2,050.8	¥(21.0)	(1.0)%
Operating income from mobile phone business	533.1	512.8	(20.3)	(3.8)

DOCOMO Earnings Release	Six Months Ended September 30, 2011
Miscellaneous businesses—
Operating revenues from miscellaneous businesses for the six months ended September 30, 2011 were ¥62.1 billion, which represented 2.9% of total operating revenues. The revenues derived mainly from home shopping services provided primarily through TV media, high-speed internet connection services for hotel facilities, advertisement services, development, sales and maintenance of IT systems, and credit services. Operating expenses from miscellaneous businesses were ¥66.5 billion, and as a result, operating loss from miscellaneous businesses was ¥4.3 billion.
Results of operations are as follows:
<Results of operations>

	Billions of yen
	Six months ended	Six months ended	Increase
	September 30, 2010	September 30, 2011	(Decrease)
Operating revenues from miscellaneous businesses	¥66.4	¥62.1	¥(4.2)	(6.3)%
Operating income (loss) from miscellaneous businesses	(1.7)	(4.3)	(2.7)	(162.4)
iii. Trend of Capital Expenditures
We strived to improve the quality of our FOMA service area thoroughly and effectively expand the network infrastructure of “Xi” service area. In addition, we efficiently reinforced our network capacity and implemented other measures to meet an increase in data traffic demand. As a result of these initiatives, total capital expenditures for the six months ended September 30, 2011 were ¥311.6 billion (increase 0.6% compared to the same period of previous year).
<Capital expenditures>

	Billions of yen
	Six months ended	Six months ended	Increase
	September 30, 2010	September 30, 2011	(Decrease)
Total capital expenditures	¥309.8	¥311.6	¥1.8	0.6%
Mobile phone business	249.9	251.7	1.8	0.7
Other (including information systems)	59.9	59.9	(0.0)	(0.0)

DOCOMO Earnings Release	Six Months Ended September 30, 2011
(2) Financial Review
i. Financial Position

	Billions of yen
			Increase			(Reference)
	September 30, 2010	September 30, 2011	(Decrease)			March 31, 2011
Total assets	¥6,831.9	¥6,794.0	¥(37.9)		(0.6)%	¥6,791.6
NTT DOCOMO, INC. shareholders’ equity	4,816.5	5,030.3	213.8		4.4	4,850.4
Liabilities	1,989.1	1,735.8	(253.3)		(12.7)	1,914.0
Including: Interest bearing liabilities	609.4	324.3	(285.1)		(46.8)	428.4

Shareholders’ equity ratio (1)	70.5%	74.0%	3.5	point	—	71.4%
Debt ratio (2)	11.2%	6.1%	(5.1	)point	—	8.1%

Notes: (1)	Shareholders’ equity ratio = NTT DOCOMO, INC. shareholders’ equity / Total assets

(2)	Debt ratio = Interest bearing liabilities / (NTT DOCOMO, INC. shareholders’ equity + Interest bearing liabilities)
ii. Cash Flow Conditions
For the six months ended September 30, 2011, net cash provided by operating activities was ¥624.4 billion, a decrease of ¥8.9 billion (1.4%) from the same period of the previous fiscal year, mainly due to a decrease of the cash collections in relation to subscribers’ handset purchases under the installment method.
Net cash used in investing activities was ¥661.8 billion, an increase of uses by ¥313.1 billion (89.8%) from the same period of the previous fiscal year. This was mainly due to an increase in purchases of short-term investments of more than three months for cash management purpose and due to a decrease of proceeds from redemption of short-term investments.
Net cash used in financing activities was ¥212.1 billion, an increase of uses by ¥100.6 billion (90.2%) from the same period of the previous fiscal year. This was mainly due to an increase in repayment of long-term debt.
The balance of cash and cash equivalents was ¥515.9 billion as of September 30, 2011, a decrease of ¥249.6 billion (32.6%) from the previous fiscal year end.

	Billions of yen
	Six months ended	Six months ended	Increase
	September 30, 2010	September 30, 2011	(Decrease)
Net cash provided by operating activities	¥633.3	¥624.4	¥(8.9)	(1.4)%
Net cash used in investing activities	(348.7)	(661.8)	(313.1)	(89.8)
Net cash provided by (used in) financing activities	(111.5)	(212.1)	(100.6)	(90.2)
Free cash flows (1)	284.6	(37.4)	(322.0)	—
Free cash flows excluding the effects of changes in investments for cash management purposes (2)*	284.9	272.8	(12.1)	(4.3)

Notes: (1)	Free cash flows = Net cash provided by operating activities + Net cash used in investing activities

(2)
Changes in investments for cash management purposes = Changes by purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months

*	See “4. (3) Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” on page 18.

DOCOMO Earnings Release	Six Months Ended September 30, 2011
(3) Prospects for the Fiscal Year Ending March 31, 2012
As Japan’s mobile phone market continues to mature in line with the rise in cellular penetration rate, competition among operators is expected to remain intense in such areas as acquisition of subscribers and further improvement of service offerings.
Under these market conditions, we have decided to revise our group’s full-year forecasts for the fiscal year ending March 31, 2012 as described in the table below.
The operating revenues forecasts have been revised upwards by ¥10.0 billion from the original forecasts to ¥4,240.0 billion primarily due to the projected increase in packet revenues arising from our efforts to strengthen sales of smartphones and to accelerate the migration to “Xi.”
The operating expenses forecasts have been revised downwards by ¥10.0 billion from the original forecasts due to efforts to make our operations efficient, although recovery operations related to the Great East Japan Earthquake, new disaster preparedness measures, and the actions aimed for expanding future revenues and enhancing customer satisfaction are expected to be implemented. Accordingly, operating income is estimated to be ¥870.0 billion, an increase of ¥20.0 billion from the original forecasts.

	Billions of yen
	Year ending	Year ending				Year ended
	March 31, 2012	March 31, 2012	Increase			March 31, 2011
	(Original Forecasts)	(Revised Forecasts)	(Decrease)			(Actual Results)
Operating revenues	¥4,230.0	¥4,240.0	¥10.0		0.2%	¥4,224.3
Operating income	850.0	870.0	20.0		2.4	844.7
Income before income taxes	854.0	874.0	20.0		2.3	835.3
Net income attributable to NTT DOCOMO, INC.	502.0	514.0	12.0		2.4	490.5
Capital expenditures	705.0	728.0	23.0		3.3	668.5
Adjusted free cash flows*	480.0	460.0	(20.0)		(4.2)	589.8
EBITDA*	1,573.0	1,581.0	8.0		0.5	1,565.7
EBITDA margin*	37.2%	37.3%	0.1	point	—	37.1%
ROCE before tax effect*	15.9%	16.3%	0.4	point	—	16.1%
ROCE after tax effect*	9.4%	9.6%	0.2	point	—	9.5%

*
EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies. For an explanation of our definition of free cash flows excluding irregular factors and changes in investments for cash management purposes, EBITDA, EBITDA margin, ROCE before tax effect and ROCE after tax effect, see “4. (3) Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” on page 18.

The financial forecasts for the fiscal year ending March 31, 2012 are based on the forecasts of the following operating data:

	March 31, 2012	March 31, 2012	Increase		March 31, 2011
	(Original Forecasts)	(Revised Forecasts)	(Decrease)		(Actual Results)
Cellular services (million subscriptions)	59.96	60.21	0.25	0.4%	58.01
Cellular (Xi) services	1.03	1.33	0.30	29.1	0.03
Cellular (FOMA) services	58.93	58.89	(0.04)	(0.1)	56.75
Cellular (mova) services	—	—	—	—	1.24
i-mode services (million subscriptions)	44.44	43.30	(1.14)	(2.6)	48.14
sp-mode services (million subscriptions)	7.23	9.45	2.22	30.7	2.09
Aggregate ARPU (Xi+FOMA+mova) (yen)	¥4,890	¥4,870	¥(20)	(0.4)	¥5,070
Voice ARPU	2,220	2,170	(50)	(2.3)	2,530
Packet ARPU	2,670	2,700	30	1.1	2,540

Notes: 1.	Number of i-mode subscriptions includes numbers of cellular (FOMA) and cellular (mova) i-mode subscriptions.

2.	See “4. (2) Definition and Calculation Methods of ARPU and MOU” on page 17 for definition and calculation methods.

DOCOMO Earnings Release	Six Months Ended September 30, 2011
2. Other Information
(1) Changes in Significant Subsidiaries
None
(2) Application of Simplified or Exceptional Accounting
None
(3) Changes in Accounting Policies
Multiple-Deliverable Revenue Arrangements
Effective April 1, 2011, DOCOMO adopted Accounting Standards Update (“ASU”) 2009-13 “Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements” issued by Financial Accounting Standards Board (“FASB”) in October 2009. ASU2009-13 requires allocation of the overall consideration to each deliverable in an arrangement with multiple deliverables using the estimated selling price in the absence of vendor-specific objective evidence or third-party evidence of selling price for deliverables and eliminates residual method of allocation. The adoption of ASU2009-13 did not have a material impact on DOCOMO’s results of operations and financial position.

DOCOMO Earnings Release	Six Months Ended September 30, 2011
3. Consolidated Financial Statements
(1) Consolidated Balance Sheets

	Millions of yen
	March 31, 2011	September 30, 2011
ASSETS
Current assets:
Cash and cash equivalents	¥765,551	¥515,928
Short-term investments	141,028	461,271
Accounts receivable	762,411	705,352
Credit card receivables	160,446	179,826
Allowance for doubtful accounts	(18,021)	(21,417)
Inventories	146,357	174,576
Deferred tax assets	83,609	88,107
Prepaid expenses and other current assets	113,918	108,828

Total current assets	2,155,299	2,212,471

Property, plant and equipment:
Wireless telecommunications equipment	5,569,818	5,670,016
Buildings and structures	845,588	851,292
Tools, furniture and fixtures	507,914	512,284
Land	198,842	199,234
Construction in progress	95,251	123,174
Accumulated depreciation and amortization	(4,694,094)	(4,848,322)

Total property, plant and equipment, net	2,523,319	2,507,678

Non-current investments and other assets:
Investments in affiliates	525,456	516,098
Marketable securities and other investments	128,138	110,993
Intangible assets, net	672,256	673,666
Goodwill	205,573	205,480
Other assets	249,919	239,887
Deferred tax assets	331,633	327,689

Total non-current investments and other assets	2,112,975	2,073,813

Total assets	¥6,791,593	¥6,793,962

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	¥173,102	¥83,216
Short-term borrowings	276	1,048
Accounts payable, trade	609,337	522,902
Accrued payroll	54,801	54,988
Accrued interest	916	871
Accrued income taxes	162,032	181,169
Other current liabilities	122,704	140,150

Total current liabilities	1,123,168	984,344

Long-term liabilities:
Long-term debt (exclusive of current portion)	255,000	240,000
Accrued liabilities for point programs	199,587	183,926
Liability for employees’ retirement benefits	152,647	156,741
Other long-term liabilities	183,597	170,796

Total long-term liabilities	790,831	751,463

Total liabilities	1,913,999	1,735,807

Equity:
NTT DOCOMO, INC. shareholders’ equity
Common stock	949,680	949,680
Additional paid-in capital	732,914	732,914
Retained earnings	3,621,965	3,813,167
Accumulated other comprehensive income (loss)	(76,955)	(88,295)
Treasury stock, at cost	(377,168)	(377,168)
Total NTT DOCOMO, INC. shareholders’ equity	4,850,436	5,030,298
Noncontrolling interests	27,158	27,857

Total equity	4,877,594	5,058,155

Total liabilities and equity	¥6,791,593	¥6,793,962

DOCOMO Earnings Release	Six Months Ended September 30, 2011
(2) Consolidated Statements of Income and Comprehensive Income

	Millions of yen
	Six Months Ended	Six Months Ended
	September 30, 2010	September 30, 2011
Operating revenues:
Wireless services	¥1,898,995	¥1,877,776
Equipment sales	239,157	235,206

Total operating revenues	2,138,152	2,112,982

Operating expenses:
Cost of services (exclusive of items shown separately below)	451,811	436,585
Cost of equipment sold (exclusive of items shown separately below)	320,830	317,830
Depreciation and amortization	321,967	318,384
Selling, general and administrative	512,074	531,682

Total operating expenses	1,606,682	1,604,481

Operating income	531,470	508,501

Other income (expense):
Interest expense	(2,523)	(1,680)
Interest income	691	672
Other, net	(2,630)	4,378

Total other income (expense)	(4,462)	3,370

Income before income taxes	527,008	511,871

Income taxes:
Current	204,522	195,627
Deferred	8,682	11,958

Total income taxes	213,204	207,585

Equity in net income (losses) of affiliates, net of applicable taxes	(2,978)	(5,810)

Net income	310,826	298,476

Less: Net (income) loss attributable to noncontrolling interests	(1,079)	542

Net income attributable to NTT DOCOMO, INC.	¥309,747	¥299,018

Net income	¥310,826	¥298,476
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	(7,586)	(9,379)
Change in fair value of derivative instruments, net of applicable taxes	(54)	(9)
Foreign currency translation adjustment, net of applicable taxes	(13,335)	(2,201)
Pension liability adjustment, net of applicable taxes	10	234

Total other comprehensive income (loss)	(20,965)	(11,355)

Comprehensive income	289,861	287,121

Less: Comprehensive (income) loss attributable to noncontrolling interests	(1,063)	557

Comprehensive income attributable to NTT DOCOMO, INC.	¥288,798	¥287,678

PER SHARE DATA
Weighted average common shares outstanding — Basic and Diluted (shares)	41,605,742	41,467,601

Basic and Diluted earnings per share attributable to NTT DOCOMO, INC. (yen)	¥7,444.81	¥7,210.88

DOCOMO Earnings Release	Six Months Ended September 30, 2011

	Millions of yen
	Three Months Ended	Three Months Ended
	September 30, 2010	September 30, 2011
Operating revenues:
Wireless services	¥955,098	¥943,673
Equipment sales	93,809	122,021

Total operating revenues	1,048,907	1,065,694

Operating expenses:
Cost of services (exclusive of items shown separately below)	229,620	218,134
Cost of equipment sold (exclusive of items shown separately below)	136,317	168,142
Depreciation and amortization	163,917	162,596
Selling, general and administrative	228,101	276,036

Total operating expenses	757,955	824,908

Operating income	290,952	240,786

Other income (expense):
Interest expense	(1,196)	(774)
Interest income	334	354
Other, net	(3,641)	1,250

Total other income (expense)	(4,503)	830

Income before income taxes	286,449	241,616

Income taxes:
Current	114,855	103,507
Deferred	1,286	(5,314)

Total income taxes	116,141	98,193

Equity in net income (losses) of affiliates, net of applicable taxes	(2,067)	(3,636)

Net income	168,241	139,787

Less: Net (income) loss attributable to noncontrolling interests	(647)	484

Net income attributable to NTT DOCOMO, INC.	¥167,594	¥140,271

Net income	¥168,241	¥139,787
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	1,371	(9,629)
Change in fair value of derivative instruments, net of applicable taxes	(29)	(2)
Foreign currency translation adjustment, net of applicable taxes	(22,435)	(8,879)
Pension liability adjustment, net of applicable taxes	46	86

Total other comprehensive income (loss)	(21,047)	(18,424)

Comprehensive income	147,194	121,363

Less: Comprehensive (income) loss attributable to noncontrolling interests	(624)	508

Comprehensive income attributable to NTT DOCOMO, INC.	¥146,570	¥121,871

PER SHARE DATA
Weighted average common shares outstanding — Basic and Diluted (shares)	41,605,742	41,467,601

Basic and Diluted earnings per share attributable to NTT DOCOMO, INC. (yen)	¥4,028.15	¥3,382.66

DOCOMO Earnings Release	Six Months Ended September 30, 2011
(3) Consolidated Statements of Cash Flows

	Millions of yen
	Six Months Ended	Six Months Ended
	September 30, 2010	September 30, 2011
Cash flows from operating activities:
Net income	¥310,826	¥298,476
Adjustments to reconcile net income to net cash provided by operating activities—
Depreciation and amortization	321,967	318,384
Deferred taxes	6,377	7,127
Loss on sale or disposal of property, plant and equipment	7,231	7,173
Equity in net (income) losses of affiliates	5,514	10,565
Changes in assets and liabilities:
(Increase) / decrease in accounts receivable	92,307	57,226
(Increase) / decrease in credit card receivables	(14,213)	(10,790)
Increase / (decrease) in allowance for doubtful accounts	(35)	3,393
(Increase) / decrease in inventories	(32,919)	(28,215)
(Increase) / decrease in prepaid expenses and other current assets	(5,372)	4,976
(Increase) / decrease in non-current installment receivables for handsets	6,210	(2,764)
Increase / (decrease) in accounts payable, trade	(96,289)	(63,925)
Increase / (decrease) in accrued income taxes	14,437	19,139
Increase / (decrease) in other current liabilities	(17,558)	17,849
Increase / (decrease) in accrued liabilities for point programs	42,544	(15,661)
Increase / (decrease) in liability for employees’ retirement benefits	3,623	4,094
Increase / (decrease) in other long-term liabilities	(29,322)	(12,095)
Other, net	17,937	9,421

Net cash provided by operating activities	633,265	624,373

Cash flows from investing activities:
Purchases of property, plant and equipment	(215,806)	(217,795)
Purchases of intangible and other assets	(124,330)	(122,357)
Purchases of non-current investments	(2,529)	(11,037)
Proceeds from sale of non-current investments	525	2,138
Purchases of short-term investments	(373,671)	(551,462)
Redemption of short-term investments	313,394	241,268
Long-term bailment for consumption to a related party	(10,000)	—
Short-term bailment for consumption to a related party	(20,000)	—
Proceeds from redemption of short-term bailment for consumption to a related party	90,000	—
Other, net	(6,236)	(2,543)

Net cash used in investing activities	(348,653)	(661,788)

Cash flows from financing activities:
Repayment of long-term debt	(32)	(104,037)
Proceeds from short-term borrowings	367	1,439
Repayment of short-term borrowings	(353)	(702)
Principal payments under capital lease obligations	(2,135)	(2,226)
Dividends paid	(108,135)	(107,792)
Other, net	(1,243)	1,170

Net cash provided by (used in) financing activities	(111,531)	(212,148)

Effect of exchange rate changes on cash and cash equivalents	(1,070)	(60)

Net increase (decrease) in cash and cash equivalents	172,011	(249,623)
Cash and cash equivalents at beginning of period	357,715	765,551

Cash and cash equivalents at end of period	¥529,726	¥515,928

Supplemental disclosures of cash flow information:
Cash received during the period for:
Income tax refunds	¥301	¥228
Cash paid during the period for:
Interest, net of amount capitalized	2,530	1,724
Income taxes	189,772	176,913

DOCOMO Earnings Release	Six Months Ended September 30, 2011
(4) Going Concern Assumption
None
(5) Segment Reporting

	Millions of yen
Three months ended	Mobile phone	Miscellaneous
September 30, 2010	business	businesses	Consolidated
Operating revenues	¥1,017,785	¥31,122	¥1,048,907
Operating expenses	726,629	31,326	757,955

Operating income (loss)	¥291,156	¥(204)	¥290,952

	Millions of yen
Three months ended	Mobile phone	Miscellaneous
September 30, 2011	business	businesses	Consolidated
Operating revenues	¥1,035,034	¥30,660	¥1,065,694
Operating expenses	792,469	32,439	824,908

Operating income (loss)	¥242,565	¥(1,779)	¥240,786

	Millions of yen
Six months ended	Mobile phone	Miscellaneous
September 30, 2010	business	businesses	Consolidated
Operating revenues	¥2,071,802	¥66,350	¥2,138,152
Operating expenses	1,538,676	68,006	1,606,682

Operating income (loss)	¥533,126	¥(1,656)	¥531,470

	Millions of yen
Six months ended	Mobile phone	Miscellaneous
September 30, 2011	business	businesses	Consolidated
Operating revenues	¥2,050,844	¥62,138	¥2,112,982
Operating expenses	1,537,997	66,484	1,604,481

Operating income (loss)	¥512,847	¥(4,346)	¥508,501

DOCOMO does not disclose geographical information since the amounts of operating revenues generated outside Japan are immaterial.
(6) Significant Changes in NTT DOCOMO, INC. Shareholders’ Equity
None

DOCOMO Earnings Release	Six Months Ended September 30, 2011
4. Appendices
(1) Operating Data for 2nd Quarter of Fiscal Year Ending March 31, 2012

		Full-year Forecasts: as revised on November 2, 2011
			Fiscal Year Ending
		[Ref.]	Mar. 31, 2012			[Ref.]
		Fiscal Year Ended	Six Months	First Quarter	Second Quarter	Fiscal Year Ending
		Mar. 31, 2011	(Apr. - Sep. 2011)	(Apr. - Jun. 2011)	(Jul. - Sep. 2011)	Mar. 31, 2012
		Full-year Results	Results	Results	Results	Full-year Forecasts
Number of Subscriptions and Other Operating Data
Cellular Subscriptions	thousands	58,010	58,993	58,415	58,993	60,210
Xi	thousands	26	389	121	389	1,330
FOMA (1)	thousands	56,746	57,862	57,324	57,862	58,890
Communication Module Service (FOMA)	thousands	1,606	1,871	1,724	1,871	—
mova	thousands	1,239	743	969	743	—
Communication Module Service (DoPa)	thousands	363	254	306	254	—
Prepaid	thousands	21	12	16	12	—
Packet Flat-rate Services Subscriptions (2)	thousands	31,921	34,267	33,109	34,267	—
Market Share (3) (4)%		48.5	47.9	48.2	47.9	—
Net Increase from Previous Period (4)	thousands	1,928	983	405	578	2,200
Xi	thousands	26	363	96	267	1,300
FOMA (1)	thousands	3,542	1,116	578	538	2,140
mova	thousands	(1,640)	(496)	(269)	(227)	(1,240)
Churn Rate (4)%		0.47	0.50	0.49	0.50	—
Number of Handsets (Xi+FOMA+mova) Sold (5)	thousands	19,055	10,345	4,645	5,701	—
i-mode Subscriptions	thousands	48,141	46,183	47,450	46,183	43,300
sp-mode Subscriptions	thousands	2,095	5,375	3,296	5,375	9,450
i-channel Subscriptions	thousands	16,233	15,886	15,705	15,886	—
i-concier Subscriptions	thousands	6,224	6,007	6,135	6,007	—
DCMX Subscriptions (6)	thousands	12,321	12,686	12,463	12,686	12,940
ARPU and MOU
ARPU
Aggregate ARPU (Xi+FOMA+mova) (7)	yen/month/subscription	5,070	4,960	4,960	4,970	4,870
Voice ARPU (8)	yen/month/subscription	2,530	2,310	2,340	2,280	2,170
Packet ARPU	yen/month/subscription	2,540	2,650	2,620	2,690	2,700
ARPU Generated from International Services (9)	yen/month/subscription	90	90	80	90	90
Aggregate ARPU (FOMA) (7)	yen/month/subscription	5,120	4,990	4,980	5,000	4,890
Voice ARPU (8)	yen/month/subscription	2,520	2,310	2,340	2,290	2,180
Packet ARPU	yen/month/subscription	2,600	2,680	2,640	2,710	2,710
ARPU Generated from International Services (9)	yen/month/subscription	90	90	80	90	90
Aggregate ARPU (mova) (7)	yen/month/subscription	3,280	3,240	3,230	3,260	3,280
Voice ARPU (8)	yen/month/subscription	2,720	2,690	2,680	2,700	2,730
Packet ARPU	yen/month/subscription	560	550	550	560	550
ARPU Generated from International Services (9)	yen/month/subscription	0	0	0	10	10
MOU
MOU (Xi+FOMA+mova) (10)	minute/month/subscription	134	128	128	129	—
MOU (FOMA) (10)	minute/month/subscription	137	129	129	129	—
MOU (mova) (10)	minute/month/subscription	44	39	39	39	—

*
Please refer to “4. (2) Definition and Calculation Methods of ARPU and MOU” for the definition of ARPU and MOU on page 17, and an explanation of the methods used to calculate ARPU and the number of active subscriptions.

(1)	Effective March 3, 2008, FOMA subscription became mandatory for subscription to “2in1” services, and those FOMA subscriptions are included in the number of FOMA subscribers.

(2)
Sum of “Pake-hodai FLAT,” “Pake-hodai double/double 2,” “Pake-hodai simple,” “Pake-hodai full,” “Pake-hodai,” “Biz-hodai,” “Xi Data Plan Ninen,” “Xi Data Plan,” “Flat-rate data plan FLAT (includes Value),” “Flat-rate data plan Standard/Standard 2 (includes Value),” “Flat-rate data plan 64K (includes Value)” and “Flat-rate data plan HIGH-SPEED (includes Value).”

(3)	Source for other cellular telecommunications operators: Data announced by Telecommunications Carriers Association

(4)	Data are calculated including communication module services subscriptions.

(5)
Sum of new subscriptions, change of subscription from FOMA/mova to Xi, Xi/mova to FOMA, Xi/FOMA to mova, Xi handset upgrade by Xi subscribers, FOMA handset upgrade by FOMA subscribers and mova handset upgrade by mova subscribers

(6)	Inclusive of DCMX mini subscriptions

(7)	Data are calculated excluding revenues and subscriptions to communication module services, “Phone Number Storage” and “Mail Address Storage.”

(8)	Inclusive of circuit-switched data communication

(9)	Inclusive of voice communication and packet communication

(10)	Data are calculated excluding subscriptions to communication module services, “Phone Number Storage” and “Mail Address Storage.”

DOCOMO Earnings Release	Six Months Ended September 30, 2011
(2) Definition and Calculation Methods of ARPU and MOU
i. Definition of ARPU and MOU
a.	ARPU (Average monthly Revenue Per Unit):

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per subscription basis. ARPU is calculated by dividing various revenue items included in operating revenues from our wireless services, such as basic monthly charges, voice communication charges and packet communication charges, from designated services which are incurred consistently each month, by the number of active subscriptions to the relevant services. Accordingly, the calculation of ARPU excludes revenues that are not representative of monthly average usage such as activation fees. We believe that our ARPU figures provide useful information to analyze the average usage per subscription and the impacts of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations.

b.	MOU (Minutes of Use): Average monthly communication time per subscription.
ii. ARPU Calculation Methods
a.	ARPU (Xi+FOMA+mova)

• Aggregate ARPU (Xi+FOMA+mova) =	Voice ARPU (Xi+FOMA+mova) + Packet ARPU (Xi+FOMA+mova)

• Voice ARPU (Xi+FOMA+mova):	Voice ARPU (FOMA+mova) Related Revenues (basic monthly charges, voice communication charges) / No. of active subscriptions (Xi+FOMA+mova)

• Packet ARPU (Xi+FOMA+mova):	Packet ARPU (Xi+FOMA+mova) Related Revenues (basic monthly charges, packet communication charges) / No. of active subscriptions (Xi+FOMA+mova)
b.	ARPU (FOMA)

• Aggregate ARPU (FOMA) =	Voice ARPU (FOMA) + Packet ARPU (FOMA)

• Voice ARPU (FOMA):	Voice ARPU (FOMA) Related Revenues (basic monthly charges, voice communication charges) / No. of active subscriptions (FOMA)

• Packet ARPU (FOMA):	Packet ARPU (FOMA) Related Revenues (basic monthly charges, packet communication charges) / No. of active subscriptions (FOMA)
c.	ARPU (mova)

• Aggregate ARPU (mova) =	Voice ARPU (mova) + Packet ARPU (mova)

• Voice ARPU (mova):	Voice ARPU (mova) Related Revenues (basic monthly charges, voice communication charges) / No. of active subscriptions (mova)

• Packet ARPU (mova):	Packet ARPU (mova) Related Revenues (basic monthly charges, packet communication charges) / No. of active subscriptions (mova)
iii. Active Subscriptions Calculation Methods
Sum of No. of active subscriptions for each month ((No. of subscriptions at the end of previous month + No. of subscriptions at the end of current month) / 2) during the relevant period
Note:	Subscriptions and revenues for communication module services, “Phone Number Storage” and “Mail Address Storage” services are not included in the ARPU and MOU calculations.

DOCOMO Earnings Release	Six Months Ended September 30, 2011
(3) Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures
The reconciliations for the year ending March 31, 2012 (Revised Forecasts) are provided to the extent available without unreasonable efforts.
i. EBITDA and EBITDA margin

	Billions of yen
	Year ending
	March 31, 2012	Year ended	Six months ended	Six months ended
	(Revised Forecasts)	March 31, 2011	September 30, 2010	September 30, 2011
a. EBITDA	¥1,581.0	¥1,565.7	¥860.7	¥834.1

Depreciation and amortization	(684.0)	(693.1)	(322.0)	(318.4)
Loss on sale or disposal of property, plant and equipment	(27.0)	(27.9)	(7.2)	(7.2)

Operating income	870.0	844.7	531.5	508.5

Other income (expense)	4.0	(9.4)	(4.5)	3.4
Income taxes	(354.0)	(337.8)	(213.2)	(207.6)
Equity in net income (losses) of affiliates	(6.0)	(5.5)	(3.0)	(5.8)
Less: Net (income) loss attributable to noncontrolling interests	—	(1.5)	(1.1)	0.5

b. Net income attributable to NTT DOCOMO, INC.	514.0	490.5	309.7	299.0

c. Operating revenues	4,240.0	4,224.3	2,138.2	2,113.0

EBITDA margin (=a/c)	37.3%	37.1%	40.3%	39.5%
Net income margin (=b/c)	12.1%	11.6%	14.5%	14.2%

Note:	EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of regulation S-K and may not be comparable to similarly titled measures used by other companies.
ii. ROCE after tax effect

	Billions of yen
	Year ending
	March 31, 2012	Year ended	Six months ended	Six months ended
	(Revised Forecasts)	March 31, 2011	September 30, 2010	September 30, 2011
a. Operating income	¥870.0	¥844.7	¥531.5	¥508.5
b. Operating income after tax effect {=a*(1-effective tax rate)}	515.0	500.1	314.6	301.0
c. Capital employed	5,339.2	5,262.5	5,336.0	5,316.7

ROCE before tax effect (=a/c)	16.3%	16.1%	10.0%	9.6%
ROCE after tax effect (=b/c)	9.6%	9.5%	5.9%	5.7%

Notes:	Capital employed (for annual period) = The average of (NTT DOCOMO, INC. shareholders’ equity + Interest bearing liabilities), each as of March 31, 2011 (or 2010) and 2012 (or 2011)

Capital employed (for six months) = The average of (NTT DOCOMO, INC. shareholders’ equity + Interest bearing liabilities), each as of March 31, 2010 (or 2011) and September 30, 2010 (or 2011)

Interest bearing liabilities = Current portion of long-term debt + Short-term borrowings + Long-term debt Effective tax rate:40.8%
iii. Free cash flows excluding irregular factors and changes in investments for cash management purposes

	Billions of yen
	Year ending
	March 31, 2012	Year ended	Six months ended	Six months ended
	(Revised Forecasts)	March 31, 2011	September 30, 2010	September 30, 2011
Free cash flows excluding irregular factors and changes in investments for cash management purposes	¥460.0	¥589.8	¥284.9	¥272.8

Irregular factors (1)	(170.0)	—	—	—
Changes in investments for cash management purposes(2)	—	241.9	(0.3)	(310.2)

Free cash flows	290.0	831.7	284.6	(37.4)

Net cash used in investing activities	(759.0)	(455.4)	(348.7)	(661.8)
Net cash provided by operating activities	1,049.0	1,287.0	633.3	624.4

Note: (1)	Irregular factors represent the effects of uncollected revenues due to a bank closure at the end of the fiscal period.

(2)
Changes in investments for cash management purposes were derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months. Net cash used in investing activities includes changes in investments for cash management purposes except for the year ending March 31, 2012. The effect of changes in investments for cash management purposes is not taken into account when we forecasted net cash used in investing activities for the year ending March 31, 2012 due to the difficulties in forecasting such effect.

DOCOMO Earnings Release	Six Months Ended September 30, 2011
5. Special Note Regarding Forward-Looking Statements
This earnings release contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as the expected number of subscriptions, and the expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this earnings release were derived using certain assumptions that are indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following:
(1)
Changes in the business environment in the telecommunications industry, such as intensifying competition from other service providers, businesses or other technologies caused by Mobile Number Portability, new market entrants and other factors, or the expansion of the areas of competition could limit our acquisition of new subscriptions and retention of existing subscriptions, or may lead to diminishing ARPU or an increase in our costs and expenses.

(2)	Current and new services, usage patterns, and sales schemes introduced by our corporate group may not develop as planned, which could affect our financial condition and limit our growth.
(3)
The introduction or change of various laws or regulations or the application of such laws and regulations to our corporate group could restrict our business operations, which may adversely affect our financial condition and results of operations.

(4)	Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction.
(5)
Other mobile service providers in the world may not adopt the technologies that are compatible with those used by our corporate group’s mobile communications system on a continual basis, which could affect our ability to sufficiently offer international services.

(6)	Our domestic and international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect.
(7)
As electronic payment capability and many other new features are built into our cellular phones/devices, and services of parties other than those belonging to our corporate group are provided through our cellular handsets/devices, potential problems resulting from malfunctions, defects or loss of handsets/devices, or imperfection of services provided by such other parties may arise, which could have an adverse effect on our financial condition and results of operations.

(8)	Social problems that could be caused by misuse of our products and services may adversely affect our credibility or corporate image.
(9)	Inadequate handling of confidential business information including personal information by our corporate group, contractors and others, may adversely affect our credibility or corporate image.
(10)
Owners of intellectual property rights that are essential for our business execution may not grant us the right to license or otherwise use such intellectual property rights on acceptable terms or at all, which may limit our ability to offer certain technologies, products and/or services, and we may also be held liable for damage compensation if we infringe the intellectual property rights of others.

(11)
Events and incidents caused by natural disasters, social infrastructure paralysis such as power shortages, proliferation of harmful substances, terror or other destructive acts, the malfunctioning of equipment or software bugs, deliberate incidents induced by computer viruses, cyber attacks, hacking, unauthorized access and other problems could cause failure in our networks, distribution channels and/or other factors necessary for the provision of service, disrupting our ability to offer services to our subscribers, and may adversely affect our credibility and/or corporate image, or lead to a reduction of revenues and/or increase of costs.

(12)	Concerns about adverse health effects arising from wireless telecommunications may spread and consequently may adversely affect our financial condition and results of operations.
(13)	Our parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT), could exercise influence that may not be in the interests of our other shareholders.

*	Names of companies, products, etc., contained in this release are the trademarks or registered trademarks of their respective organizations.

NTT DOCOMO, INC. Results for the first six months of the fiscal year ending March 31, 2012 November 2, 2011 Copyright (C) 2011 NTT DOCOMO, INC. All rights reserved.^^^^

Forward-Looking Statements This presentation contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as the expected number of subscriptions, and the expected dividend payments. All forward-looking statements that are not historical facts are based on management's current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this presentation were derived using certain assumptions that are indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following: (1) Changes in the business environment in the telecommunications industry, such as intensifying competition from other service providers, businesses or other technologies caused by Mobile Number Portability, new market entrants and other factors, or the expansion of the areas of competition could limit our acquisition of new subscriptions and retention of existing subscriptions, or may lead to diminishing ARPU or an increase in our costs and expenses. (2) Current and new services, usage patterns, and sales schemes introduced by our corporate group may not develop as planned, which could affect our financial condition and limit our growth. (3) The introduction or change of various laws or regulations or the application of such laws and regulations to our corporate group could restrict our business operations, which may adversely affect our financial condition and results of operations. (4) Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction. (5) Other mobile service providers in the world may not adopt the technologies that are compatible with those used by our corporate group's mobile communications system on a continual basis, which could affect our ability to sufficiently offer international services. (6) Our domestic and international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect. (7) As electronic payment capability and many other new features are built into our cellular phones/devices, and services of parties other than those belonging to our corporate group are provided through our cellular handsets/devices, potential problems resulting from malfunctions, defects or loss of handsets/devices, or imperfection of services provided by such other parties may arise, which could have an adverse effect on our financial condition and results of operations. (8) Social problems that could be caused by misuse of our products and services may adversely affect our credibility or corporate image. (9) Inadequate handling of confidential business information including personal information by our corporate group, contractors and others, may adversely affect our credibility or corporate image. (10) Owners of intellectual property rights that are essential for our business execution may not grant us the right to license or otherwise use such intellectual property rights on acceptable terms or at all, which may limit our ability to offer certain technologies, products and/or services, and we may also be held liable for damage compensation if we infringe the intellectual property rights of others. (11) Events and incidents caused by natural disasters, social infrastructure paralysis such as power shortages, proliferation of harmful substances, terror or other destructive acts, the malfunctioning of equipment or software bugs, deliberate incidents induced by computer viruses, cyber attacks, hacking, unauthorized access and other problems could cause failure in our networks, distribution channels and/or other factors necessary for the provision of service, disrupting our ability to offer services to our subscribers, and may adversely affect our credibility and/or corporate image, or lead to a reduction of revenues and/or increase of costs. (12) Concerns about adverse health effects arising from wireless telecommunications may spread and consequently may adversely affect our financial condition and results of operations. (13) Our parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT), could exercise influence that may not be in the interests of our other shareholders.

FY2011/1H (1+2Q cumulative) Financial Results Highlights Copyright (C) 2011 NTT DOCOMO, INC. All rights reserved.^^^^

SLIDE No. 3

FY2011/1H (1Q+2Q cumulative) Financial Results Highlights

■ FY2011/1H (1Q+2Q cumulative) results highlights

- Achieved favorable results due to brisk smartphone sales and increased packet ARPU
- Made upward revisions to FY2011 full-year forecasts in view of 1H trends

- FY2011/1H cumulative smartphone sales: 3.63 million units (up 44% compared to FY2010 full-year sales)
- FY2011/2Q (3-months) packet ARPU : Up ¥150 year-on-year
- FY2011/2Q (3-months) operating revenues: Up ¥16.8 billion (1.6%) year-on-year
- FY2011/1H (1Q+2Q) operating income excluding the impact of system change* grew by ¥32.0 billion (6.7%) year-on-year

* Decrease in allowances due to revision of point program/handset repair system, etc. of ¥55.0 billion

FY2011 full-year forecasts

Operating revenues: ¥4,240.0 billion
(Up ¥10.0 billion compared to initial forecast)

Smartphone sales: 8.50 million units
(Up 2.50 million units compared to initial forecast)

Operating income: ¥870.0 billion
(Up ¥20.0 billion compared to initial forecast)

YOY increase in packet ARPU (full-year): ¥170*
(Up ¥30 compared to initial forecast)
* Excluding impact of "Monthly Support" discounts

RESULTS FOR 2Q OF FY2011

SLIDE No. 4

FY2011/1H (1Q+2Q cumulative) Financial Results

U.S. GAAP

	2010/4-9 (1H) (1)	2011/4-9 (1H) (2)	Changes (1)→(2)	2012/3 (Full-year forecast) (3) Revised	Progress to forecast (2) / (3)
Operating revenues (Billions of yen)	2,138.2	2,113.0	-1.2%	4,240.0	49.8%
Cellular services revenues (Billions of yen)	1,735.5	1,708.8	-1.5%	3,373.0	50.7%
Operating expenses (Billions of yen)	1,606.7	1,604.5	-0.1%	3,370.0	47.6%
Operating income (Billions of yen)	531.5	508.5	-4.3%	870.0	58.4%
Income before income taxes (Billions of yen)	527.0	511.9	-2.9%	874.0	58.6%
Net income attributable to NTT DOCOMO, INC. (Billions of yen)	309.7	299.0	-3.5%	514.0	58.2%
EBITDA margin (%)*	40.3	39.5	-0.8Points	37.3%	-
Adjusted free cash flow (Billions of yen)*	284.9	272.8	-4.3%	460.0	59.3%

•Consolidated financial statements in this document are unaudited.
•Adjusted free cash flow excludes the effects of uncollected revenues due to bank holidays at the end of the fiscal year and changes in investments for cash management purposes with original maturities of longer than three months.
* For an explanation of the calculation processes of these numbers, please see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP and the IR page of our website. www.nttdocomo.co.jp

RESULTS FOR 2Q OF FY2011

SLIDE No. 5

FY2011/2Q (Jul-Sept) Financial Results

- Achieved increase in both operating revenues and income excluding the temporary impact of the system change implemented in FY2010


Operating revenues
Up 1.6%
Operating revenues:
¥1,048.9 billion
Operating revenues:
¥1,065.7 billion
FY2010/2Q
FY2011/2Q


Operating income
Operating income:
¥291.0 billion
Change of system*, etc:
¥55.0 billion
Up 2.0%
¥236.0 billion
Operating income:
¥240.8 billion
FY2010/2Q
FY2011/2Q

*: Decrease in allowances due to changes made to point program/handset repair system, etc.

RESULTS FOR 2Q OF FY2011

SLIDE No. 6

FY2011/1H (1Q+2Q cumulative) Financial Results Analysis

Key factors behind YOY changes in operating income


Increase of ¥32.0 billion (6.7%) if impact of system change, etc.*1 was excluded
Operating income: ¥531.5 billion
Change of system, etc.*1: ¥55.0 billion
¥476.5 billion
Decrease in voice revenues: Down ¥96.1 billion
Impact of "Value Plan" : Down approx. ¥38.0 billion
Increase in packet revenues: Up ¥69.5 billion
Increase in other revenues: Up ¥5.4 billion
Decrease in equipment sales revenues: Down ¥4.0 billion
Increase in equipment sales expenses*2: Up ¥10.1 billion
Decrease in network-related costs*3: Down ¥16.8 billion
Decrease in other expenses: Down ¥50.5 billion
Operating income: ¥508.5 billion
Operating revenues
Operating expenses
FY2010/1H
FY2011/1H

*1: Reduction in allowances due to revisions made to point program/handset repair system, etc.
*2: Sum of cost of equipment sold and distributor commissions
*3: Sum of communication networks charges, depreciation and amortization, loss on disposal of property, plant and equipment, and other costs

RESULTS FOR 2Q OF FY2011

50%-OFF Monthly Charge Discount Plans/"Value Plan" 08/9 08/12 09/3 09/6 09/9 09/12 10/3 10/6 10/9 10/12 11/3 11/6 11/9 ^^^ 2845.9845 3043.1967 3271.7732 3425.1705 3475.2489 3461.8411 3541.7073 3544.5583 3570.8051 3592.0191 3646.1285 3667.3116 3575.2983 ^^^ 537.4915 575.8906 615.8318 644.0504 738.7002 855.7379 906.5471 999.5961 1049.3573 1086.2674 1123.7435 1156.2366 1284.949 ^^^ 0.627 0.668 0.712 0.742 0.764 0.779 0.793 0.804 0.812 0.818 0.822 0.825740000232828 0.823873853 07/12 08/3 08/6 08/9 08/12 09/3 09/6 09/9 09/12 10/3 10/6 10/9 10/12 11/3 11/6 11/9 ^^^ 159 529 889 1296 1648.3 2082 2399 2702.9 2966.9 3271.1 3512.9 3720.7 3894.6 4125.1 4280.95 4417.1 ?^^ 0.94 0.978 0.968 0.923 0.952 0.98 0.972 0.974 0.980000000232827 0.984 0.992 0.988 0.991 0.991 0.991 0.991 ^ Subscription rate of billing plans offering 50% discount on basic monthly charge grew to over 80%^^^Negative impact on revenues became insignificant ^ No. of "Value Plan" subs continues to expand after topping 44.00 million (70% subscription rate) 50%-Off Monthly Charge Discount Plans No. of subs & subscription rate "Value Plan" subscriptions/ "Value Course" selection rate : 50%-OFF monthly charge discount plan subscription rate : No. of "MAX Discount"*2 subscriptions : No. of users subscribing to "Family Discount"*1+"Ichinen Discount" for over 10 years : "Value Course" selection rate*3 : No. of "Value Plan" subscriptions (Million subs) (Selection rate) (Million subs) (Subscription rate: %) *3: Percentage of users who chose "Value Course" among total users who purchased a handset using new handset purchase methods *1: Inclusive of "Office Discount" and "Business Discount" subscriptions *2: "Fami-wari MAX 50", "Hitoridemo Discount 50" and "Office-wari MAX 50" 50.00 45.00 40.00 35.00 30.00 25.00 20.00 15.00 10.00 5.00 45.00 40.00 35.00 30.00 25.00 20.00 15.00 10.00 5.00 50.00

05/4-6(1Q) 7-9(2Q) 10-12(3Q) 06/1-3(4Q) 06/4-6(1Q) 7-9(2Q) 10-12(3Q) 07/1-3(4Q) 4-6(1Q) 7-9(2Q) 10-12(3Q) 08/1-3(4Q) 4-6(1Q) 7-9(2Q) 10-12(3Q) 09/1-3(4Q) 4-6(1Q) 7-9(2Q) 10-12(3Q) 10/1-3(4Q) 4-6(1Q) 7-9(2Q) 10-12(3Q) 11/1-3(4Q) 4-6(1Q) 7-9(2Q) FY2011 (Excl. Monthly Support impact) (2,620) (2,690) (2,710) Packet ARPU 1820 1880 1880 1940 1970 1980 2010 2080 2120 2210 2200 2270 2330 2410 2390 2420 2430 2450 2440 2470 2510 2540 2540 2570 2620 2690 2700 (Excl. Monthly Support impact) (2,350) (2,320) (2,220) ^^^^ARPU 1820 1880 1880 1940 1970 1980 2010 2080 2120 2210 2200 2270 2330 2410 2390 2420 2430 2450 2440 2470 2510 2540 2540 2570 2670 (^?)^^^^ARPU^^^^^^^??^ 2,680 Voice ARPU 5120 5170 5040 4780 4930 4740 4660 4450 4440 4340 4090 3780 3560 3450 3340 2970 3010 2970 3030 2590 2680 2660 2590 2190 2340 2280 2170 ?^ARPU^^^^^^^??^ 2,260 (^?)?^ARPU^^^^^^^??^ 2,260 ^^^^ARPU^^^^^^^^ 8.2 5.3 6.9 7.2 7.6 11.6 9.5 9.1 9.9 9.0 8.6 6.6 4.3 1.7 2.1 2.1 3.3 3.7 4.1 4.0 5.1 (^^)^?^^^^^ARPU 30 40 40 40 50 50 50 60 60 70 70 80 80 90 80 70 70 80 80 80 80 90 90 90 90 (^^)i^^^ARPU 1,810 1,870 1,860 1,920 1,950 1,960 1,990 2,060 2,090 2,180 2,170 2,230 2,290 2,360 2,350 2,370 2,380 2390 2370 2380 2390 Cellular (Xi+FOMA+mova) ARPU (yen) 5,440 2,430 2,450 5,420 FY2010 Aggregate ARPU \5,070 (Down 5.2% year-on-year) Voice: \2,530 ^(Down 12.8% year-on-year) Packet \2,540 ^(Up 3.7% year-on-year) 5,470 2,440 (full-year forecast) FY2009 Aggregate ARPU \5,350 (Down 6.3% year-on-year) Voice: \2,900 ^(Down 12.9% year-on-year) Packet: \2,450 (Up 2.9% year-on-year) 2,470 5,060 4,760 2,570 5,190 2,510 5,200 2,540 5,130 2,540 4,870 (4,930) FY2011 4,960 (4,970) 2,620 (2,620) ^ Numbers in parentheses indicate the ARPU amounts excluding the impact of Monthly Support discounts. ^ For an explanation on ARPU, please see slide "Definition and Calculation Methods of MOU and ARPU" in this document ^ FY2011/2Q (3 months) aggregate ARPU: \4,970 (down 4.4% year-on-year) ^ Packet ARPU recorded a steady increase of \150 (5.9%) year-on-year 4,970 (5,010) 2,690 (2,690) 2,700 (2,710)

1Q 2Q 3Q 4Q 1Q 2Q ?^^^ 4492 4492 4386 3752 4054 3970 ^^^^^^ 4149 4221 4248 4332 4453 4612 Cellular Services Revenues (Voice + Packet) ^0 ^ Packet revenues grew to a level higher than voice revenues in FY2010/4Q ^ Ever since, packet revenues has continued to overwhelm voice revenues FY2010 FY2011 (Billions of yen) : Packet revenues : Voice revenues ^ 470.0 455.0 440.0 425.0 410.0 395.0 380.0 365.0

Growth of Packet ARPU/Revenues ^ FY2011/2Q (3 months) packet ARPU increased by \150 (5.9%) year-on-year ^ FY2011/2Q (3 months) packet revenues increased by \39.1 billion (9.3%) year-on-year Historical growth of packet revenues YOY changes in packet ARPU 1Q 2Q 3Q 4Q 1Q 2Q 2010^^ 2010^^ 2010^^ ^^^^ 4149 4221 4248 4332 4453 4612 1Q 2Q 3Q 4Q 1Q 2Q ^^^^ARPU(^^^?^) 2510 2540 2540 2570 2620 2690 i^^^^^^?^^^^^? FY2010 FY2011 2,540 (+90) 2,540 (+100) 2,570 (+100) \461.2 billion (Up \39.1 billion or 9.3%) Numbers in parentheses indicate YOY changes FY2010 FY2011 0 (Yen) 2,620 (+110) \2,690 (Up \150 or 5.9%) (Billions of yen) 0 Numbers in parentheses indicate YOY changes 460.0 455.0 450.0 445.0 440.0 435.0 430.0 425.0 420.0

1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q ^^ 989 1155 1198 1233 1060 1145 1329 1455 1210 1331 1256 1358 960 1023 886 1067 861 948 861 1066 972 1017 965 1147 1030 1175 ^^^ 558 632 664 648 570 612 686 736 624 656 652 642 494.7 531.8 451.1 535.3 434.3 446.4 420 502.8 461 463 434 547 464 570 Total Handset Sales FY2008 ^Calculated based on financial results materials, etc., of each company ^^ Handsets sold by TU-KA and EMOBILE are not included : Total number of handsets sold (docomo + au + SOFTBANK) : Total number of handsets sold (docomo) FY2009 (Million units) 5.32 FY08 (full-year) 20.13 million (Down 21.8% year-on-year) 4.46 4.95 4.51 5.35 4.34 4.20 5.03 FY2010 4.61 4.63 4.34 5.47 4.64 FY2011 5.70 16.00 12.00 8.00 4.00 FY09 (full-year) 18.04 million (Down 10.4% year-on-year) FY10(full-year) 19.06 million (Up 5.6% year-on-year) FY11 full-year forecast: 21.00 million (Up 10.3% year-on-year) ^ Total number of handsets sold in FY2011/1H reached 10.35 million, up 1.10 million (11.9%) year-on-year, owing mainly to expanded smartphone sales

1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q ?^^-^^^ 0.85 0.94 0.74 0.68 0.51 0.52 0.44 0.52 0.44 0.46 0.45 0.49 0.44 0.49 0.46 0.48 0.49 0.5 ?^^-KDDI 0.97 1.03 0.89 0.9 0.87 0.75 0.65 0.77 0.64 0.72 0.67 0.85 0.75 0.73 0.68 0.75 0.66 0.67 ?^^-SB 1.46 1.42 1.21 1.19 0.98 0.98 0.91 1.13 1.05 1.24 1.16 2.01 1.02 0.96 0.91 1.02 1.08 1.09 Churn Rate (%) FY2007 FY2008 FY07 full-year churn rate: 0.80% FY08 full-year churn rate: 0.50% FY2009 FY09 full-year churn rate: 0.46% FY2010 SoftBank KDDI (au) docomo FY2010 full-year churn rate: 0.47% FY2011 ^ Cellular (Xi+FOMA+mova) Churn Rate ^ MAX Discount services (Aug. 07) ^Value Course (Nov. 07) ^ Based on financial results materials, etc. of each company ^ FY2011/1H cellular churn rate maintained very low at 0.50%

Net Additions 2009 2010 2011 2Q 3Q 4Q ^^ 58.6 81.2 98.4 ^^ 89.6 111.5 121.6 0.59 :1H net adds :2H net adds 0.81 1.48 1.93 FY2009 FY2010 0.98 FY2011 ^ No. of net additions (Million subs) 2.00 1.50 1.00 0.50 0 2.50 ^ No. of net additions acquired in FY2011/1H increased significantly by 980,000 or 21.0% year-on-year ^ Full-year net adds forecast was revised upwards to 2.20 million 2.20 (Full-year forecast)

37681 37773 37865 37956 38047 38139 38231 38322 38412 38504 05/9 05/12 06/3 06/6 06/9 06/12 07/3 07/6 07/9 07/12 08/3 08/6 08/9 08/12 09/3 09/6 09/9 09/12 10/3 10/6 10/9 10/12 11/3 11/6 11/9 12/3 FOMA 33 53.5 100.3 188.1 304.5 458.3 648.8 849.9 1150.1 1371 1677.01 2012.8724 2346 2621.6 2908.8 3211.3 3552.9 3785.4 4004.26 4207.75 4394.93 4519.9 4644 4749 4904.03 5024.6 5125.8 5204.51 5320.3 5416 5494.04 5557.368 5677.11 5732.3989 5732.3989 6021.2 mova 4353.1 4413.8 4437.8 4385.4 4328.3 4225 4087.5 3941.5 3732.4 3570.9 3313.41 3023.6974 2768 2545.6 2300.5 2010 1709.16 1499.1 1289.91 1107.3 943.84 842.8 749 666 556.04 461.8 392.8 339.1 287.9 235 195.42 163.6303 123.87 96.9423 74.3 Subscriber Migration to FOMA/Xi mova DoPa 56.08 53.20 (94.9%) 49.04 (89.8%) 54.60 ^ Inclusive of Communication Module Service subscriptions 5.56 2.88 FY2008 FY2009 51.26 (92.9%) 3.93 55.19 52.05 (93.9%) 3.39 55.44 (Full-year forecast) 54.86 50.25 (91.6%) 4.62 60.21 60.21 (100%) 56.51 54.16 (95.8%) 2.35 FY2010 56.89 54.94 (96.6%) 1.95 55.57 (97.1%) 57.21 1.64 56.77 (97.9%) FY2011 mova: 0.49 DoPa:0.25 58.01 1.24 58.41 57.45 (98.3%) 0.97 58.25 (98.7%) 0.74 58.99 (Million subs) 60.00 50.00 40.00 30.00 20.00 10.00 Numbers in parentheses indicate the percentage of FOMA+Xi subscriptions to total cellular subscriptions ^ Achieved steadfast progress migrating 380,000 subscribers in FY2011/1H, and reducing combined mova/DoPa subscriptions to 740,000 as of Sept. 30, 2011

^ Received No. 1 ranking in the business customer satisfaction survey by J. D. Power Asia Pacific for three straight years*1 ^ Received No. 1 ranking in mobile data device customer satisfaction survey by Nikkei BP Consulting for three straight years*2 Improved Customer Satisfaction (External Evaluations) Sales contact responsiveness Service content Service quality Cost Overall satisfaction No. 1 Awarded No.1 for 3 straight years Won No. 1 ranking in 8 out of 15 survey items including "overall satisfaction" Awarded No. 1 for 3 straight years (May 16, 2011) Overall satisfaction Communication quality (dropped connection) Performance/ features/ease of use of devices Communication quality (connection time) Area coverage (outdoor) Responsiveness of shop attendants Area coverage (indoor) After-sales support 2009 2010 2011 1Q 610 641 653 2009 2010 2011 610 641 653 (Sept. 15, 2011) Overall satisfaction scores *1: J.D. Power Asia Pacific 2009-2011 Japan Business Mobile Phone Service StudiesSM. Study results were compiled based on 3,214 responses to the 2011 survey on carriers providing mobile/PHS services obtained from 2,466 businesses with more than 100 employees. (Each company evaluated up to two mobile telephone/PHS providers). www.jdpower.co.jp *2: Nikkei BP Consulting "3rd Mobile data devices customer satisfaction survey", which evaluates the overall satisfaction level of users using mobile data communications services of carriers offering mobile data services (LTE, 3G, WiMAX, etc). Ranking results derived from the following scores: overall satisfaction score, area coverage (outdoor), area coverage (indoor) , communications quality (connection time), communications quality (disruption of connection), performance/features/ease of use of devices, responsiveness of retailer/shop attendants, after-sales support scores""

Principal Actions and Results Copyright (C) 2011 NTT DOCOMO, INC. All rights reserved.^^^^

SLIDE No. 17

Smartphones (Product Lineup)

- Plan to release a total of 16 smartphone models in FY2011/winter-spring lineup including the 14 models unveiled on Oct. 14, 2011

FY2011 Winter-Spring: 16 models


Xi
Xi
Xi
Xi
GALAXY SII LTE SC-03D
ARROWS X LTE F-05D
OPTIMUS LTE L-01D
MEDIAS LTE N-04D
ARROWS μ F-04D
MEDIAS PP N-01D
GALAXY NEXUS SC-04D
BlackBerry Bold 9900
Xperia PLAY SO-01D
ARROWS kiss F-03D / F-03D Girls
REGZA Phone T-01D
Q-pot. PHONE SH-04D
AQUOS PHONE SH-01D
AQUOS PHONE slider SH-02D
LUMIX PHONE P-02D
P-01D

■ Principal features of FY2011/winter-spring models

Feature	Models
"Xi" LTE-enabled	4 models
FOMA 14Mbps	14 models
Dual-core CPU	8 models
Waterproof	10 models
Osaifu-Keitai e-wallet	11 models
Infrared data exchange	11 models
One-seg broadcasting	11 models
Tethering	16 models
Emergency earthquake warning	16 models
Design collaboration	2 models
Okudake-Juden wireless recharging	4 models

■ Smartphone price campaign

From Oct. 19, 2011-Jan. 31, 2012

Upon purchase of a DOCOMO smartphone	Increase "Monthly Support" discounts to reduce actual customer payment by: ¥5,040
For users switching from smartphone models prior to Xperia	**Cash rebate** equaling cancellation charges to be provided to support purchase of a new handset

RESULTS FOR 2Q OF FY2011

Smartphones (Review of Product Series) ^ Newly created two series, i.e., "docomo with series" and "docomo NEXT series" under "docomo smartphone" category *FY2011 Winter-spring models New smartphone series User friendly & brings more fun to life Rich color variations Wide variety of designs & form factors Collaboration models Rich set of features (waterproof, e-wallet, etc.)^ Innovative & broadens your potential Specifications of great utility Innovative designs and features Functions useful for business

1Q 31.0487 130 800 2Q 27.2749 230 3Q 67.5302 4Q 126.2245 Smartphones (No. of Units Sold-1) ^ No. of smartphone units sold in FY2011/1H: 3.63 million ^ Full-year sales forecast revised upwards to 8.50 million units Smartphone sales 2.52 3.63 FY2010 full-year FY2011/1H (Million units) : 1Q sales Exceeded FY2010 full-year sales : 3Q sales : 2Q sales : 4Q sales 3.00 2.00 1.00 4.00 5.00 6.00 7.00 8.00 FY2011 full-year forecast (Revised) 8.50 million

1Q 2Q 3Q 4Q 1Q 2Q ^^^ 0.379 0.225 0.359 0.452 0.449 0.532 ^^ 0.621 0.775 0.641 0.548 0.551 0.468 Smartphones (No. of Units Sold -2) Historical changes in market share of smartphones sold at mass retailers FY2010 FY2011 : DOCOMO market share : Combined market share of other carriers Started marketing GALAXY S II and other 2011 summer models (Based on survey by GfK Japan*) * Market share comparison of mobile carriers in mobile phone sales category. Based on survey by GfK Japan that aggregates the sales records of devices installing either of the 4 OSs (Android/i OS/Windows Mobile/BlackBerry: tablet-type devices not included) at major mass retailers across Japan. ^ DOCOMO's market share of smartphones sold at mass retailers exceeded 50% (FY2011/2Q) after introduction of FY2011 summer models ^ The percentage of women to total smartphone purchasers has risen after releasing multiple models targeted at women to further expand the user base of smartphones % of women to total smartphone purchasers ^ ^ ^^ 56 44 FY2011/2Q (3-months) purchaser breakdown Women Men 28% 44% ^ ^ ^^ 72 28 FY2010/2Q (3-months) purchaser breakdown Women Men

New Services for Smartphones -1 ("dmenu") ^ Launched a new portal site, "dmenu", as part of our new challenges in smartphone business ^ Introducing i-mode's billing/authentication schemes in smartphones Rich portfolio comprising popular i-mode content and those uniquely available on smartphones A new first-of-its-kind portal for smartphones Upon service launch: ^Approx. 700 content providers offering approx. 3,600 sites ^(projected to increase in future) "dmenu" Planned for launch Mid-Nov 2011

^ Launched a new DOCOMO-operated content market, "dmarket", for smartphones ^ Offers an overwhelming quantity of high-quality content in the four categories of "VIDEO", "MUSIC", "BOOK" and "APPLI" New Services for Smartphones -2 ("dmarket") Approx. 5,000 titles *Screen images are conceptual "dmarket" Planned for launch Mid-Nov 2011 A DOCOMO-operated content market that offers new "enjoyment" Approx. 30,000 titles Approx. 1.00 million songs Carefully selected by DOCOMO from Android market

^ Trial service to be carried out in collaboration with various service providers, with the aim of cultivating diverse usage opportunities & new customer demand New Services for Smartphones-3 (Translator Phone Service) Translator Phone Support for medical tourism, treatment of foreign patients Support for receiving foreign guests Communication support with foreign tourists For use by receptionists at restaurants/ hotels For use by tourist offices/ theme park concierge Cultural exchange between students/children Life support for foreign students For use by shop attendants For use by doctors/nurses to communicate with patients For use between foreign students Examples of services offered in trial Planned for launch within Nov. 2011 Tie-up with various service providers Tourism Medical care Retail Education

Awarded No. 1 for 3 straight years 08/6 08/9 08/12 09/3 09/6 09/9 09/12 10/3 10/6 10/9 10/12 11/3 11/6 11/9 ^?^^^^^^^^^ 36.1723 37.359 38.4471 37.8151 38.4154 39.1283 39.737 41.1 42.02 43.88 43.59 44.4 45.4 56.8 ^?^^^^^^^^^ 8.2 9.8 11.9 15.6 19.6 28.1574 40.3056 54.8 64.98 76.99 91.05 110 124.4 156 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q ^^^^^^?^^ 4.1 4.5 5.1 6.4 8.4 13.1 16.5 19.9 15.1211 19.0363 19.9349 25.6869 25.6423 50.2817 Data Communications ^ Sold a total of 760,000 units of data communication devices in FY2011/1H as a result of stepped up promotion of Xi-enabled data devices, etc. 0.20 0.40 0.60 (Million units) 0.25 Data communication device sales Data plan*2 subscriptions 0.80 0.50 1.00 : Usage-based billing plans : Flat-rate data plans *1: Based on the scores of Nikkei BP Consulting "3nd Mobile data devices customer satisfaction survey" comparing overall satisfaction, area coverage (outdoor), area coverage (indoor) , communications quality (connection time), communications quality (disruption of connection), performance/features/ease of use of devices, responsiveness of retailer/shop attendants, after-sales support 1.20 0.67 0.58 0.20 0.28 0.80 0.40 0.96 0.55 0.65 1.07 0.77 1.21 FY2010 FY2009 1.40 1.34 0.91 FY2011/1H: 760,000 units As of Sept. 30, 2011: 2.14 million 1.54 1.10 *2: Total number of subscriptions to usage-based billing plans, "Flat-rate Data Plan Standard", "Flat-rate Data Plan Standard 2", "Flat-rate Data Plan Flat", "Flat-rate Data Plan 64K", and "Xi data plans (including Value Plans" FY2011 1.73 1.28 2.14 1.57 (Million subs) 1.60 1.80 *1 % of Xi to total data devices sold (FY2011/2Q: three months): Approx. 60%

Growth of Xi ("crossy") Subscriptions ^ No. of "Xi" LTE subscriptions as of Sept. 30, 2011: 390,000 (Xi accounted for approx. 60% of total net additional data plan subs acquired in FY2011/1H) Subscriptions growth Enrichment of Xi devices FY2010 ExpressCard type F-06C: Released Apr. 30, 2011 FY2011/ 3Q & beyond Further enrichment Mobile Wi-Fi router L-09C: Released Jun. 30, 2011 BF-01C: Released Oct. 2011 L-09C docomo Smartphone FY2011 Winter-spring 4 models planned for release docomo Tablet FY2011/ 1-2Q F-06C SC-01D: Released Oct. 15, 2011 F-01D: Released Oct. 19, 2011 SC-01D F-01D 11/3 11/6 11/9 2011 2015 ^^^^ 2.6 12.1 38.9 140 300 FY2015: 30.00 million subs (Million subs) FY2011 full-year forecast 0.03 ^^^ ^ ^^^ 11/6 0.12 11/3 0.39 11/9 (Revised) 30.00 1.50 0 FY2011: 1.30 million subs (Annual sales target: 1.40 million) FY2015 target

SLIDE No. 26

Xi ("crossy") Smartphones

- Plan to release 4 models of Xi-enabled smartphones as part of FY2011/winter-spring lineup
- All models compatible with max. downlink speed of 75Mbps and dual-core CPU

GALAXY S II LTE SC-03D

Xi-enabled smartphone equipped with super high-resolution, large display featuring quick response

Planned for release in Nov-Dec. 2011

- Equipped with large & vivid 4.5-inch SUPER AMOLED display, 1.5GHz dual-core CPU
- Compatible with Xi next-generation communication service for comfortable broadband access
- Rich set of multimedia functions allowing use of apps, video and SNS
- Equipped with 1,850mAh large-capacity battery



ARROWS X LTE F-05D

All-in-one, high-spec, waterproof Xi-enabled smartphone

Planned for release in Dec. 2011

- Xi, waterproof/dustproof, Osaifu-Keitai e-wallet, one-seg TV, infrared data exchange capabilities all incorporated
- All-in-one, yet compact (129x64x9.8mm), and elegant body winning Good Design Award
- Equipped with 1.2GHz dual-core CPU and 4.3-inch high-resolution HD display
- Built in with 13.10 Mpixel camera and full-scale electronic dictionaries (e.g., Kojien)



optimus LTE F-05D

High-spec Xi-enabled smartphone with 4.5-inch True HD IPS display and 1.5GHz dual-core CPU

Planned for release in Dec. 2011

- Equipped with 4.5-inch True HD IPS display
- Stress-free web browsing realized by Xi high-speed service and 1.5GHz dual-core CPU
- 1,800mAh large-capacity battery
- Enhanced convenience of global model with the addition of Osaifu-Keitai, One-seg TV
- "Web browsing UI" enabling zoom up/back operations by changing tilt angle



MEDIAS LTE N-04D

Xi-enabled waterproof smartphone with large screen that can be operated with overwhelming speed

Planned for release in Feb. 2012

- 4.3-inch high-resolution HD display
- Compatible with Xi &Wi-Fi tethering, 1.2GHz dual-core CPU for comfortable browsing
- 16GB large-capacity memory
- Auto-synchronization with G-Shock, DLNA/wireless PC
- Waterproof/dustproof, one-seg TV, Osaifu-Keitai, infrared data exchange

Other convenient features, e.g. quick-shot camera



RESULTS FOR 2Q OF FY2011

SLIDE No. 27

New Billing Plans for Xi (“crossy”) Smartphones -1

- Launch “Xi Talk 24”, a flat-rate voice plan offering 24-hour unlimited domestic voice calls to all DOCOMO users
- Provide simple, attractive and easy-to-understand billing plans

“Xi Talk 24”

To be launched in conjunction with release of Xi smartphones in Nov. 2011

Billing plan
Type Xi Ninen
¥780/month
Voice charge: ¥21/30sec

\+

Voice discount service
“Xi Kake-hodai”
Unlimited voice calls 24x7
¥700/month

“Xi Talk 24”

Unlimited domestic voice calls to all DOCOMO users
(including both FOMA and mova users)
24 hours/day

For ¥1,480/month

RESULTS FOR 2Q OF FY2011

SLIDE No. 28

New Billing Plans for Xi ("crossy") Smartphones -2

- Launch new packet flat-rate plans in conjunction with the release of Xi smartphones
- Respond to surge of traffic while ensuring fair use of network

New packet flat-rate services for Xi smartphones


Xiパケ・ホーダイ フラット
"Xi Pake-hodai flat" plan
Rate (¥/month)
Usage in excess of 7GB: Choose between (1) Apply speed limit, or (2) Pay additional charges*
(To be applied from Oct. 21, 2012)
(1) Speed: 128Kbps
(2) Additional ¥2,625 for every 2G of data
¥5,985
Campaign: discount: ¥1,575
¥4,410
Special introductory offer through Apr. 30, 2012
*tax included
7 GB
(data volume)


Xiパケ・ホーダイ ダブル
"Xi Pake-hodai double" plan
Rate (¥/month)
Usage in excess of 7GB: Choose between (1) Apply speed limit, or (2) Pay additional charges*
(To be applied from Oct. 21, 2012)
(1) Speed: 128Kbps
(2) Additional ¥2,625 for every 2G of data
¥6,510
Campaign: discount: ¥1,575
¥4,935
Special introductory offer through Apr. 30, 2012
¥2,100
*tax included
5,000KB
15,500KB
7 GB
(data volume)

* Mail notice will be given when monthly data usage reaches 6GB and 7GB (Data volume notice service)
• No changes to monthly upper limit charge even when tethering is used

RESULTS FOR 2Q OF FY2011

Xi ("crossy") Area Expansion Plans ^ Accelerate Xi roll-out to increase no. of base stations to 7,000 (approx. 25% POP coverage) by Mar. 31, 2012 ^ Aim to achieve POP coverage of approx. 98% by Mar. 31, 2015 ^ Total Xi-related CAPEX for FY2010-2012 revised upwards from previously \300.0 billion to \330.0 billion 100Mbps 75Mbps Max. throughput Xi-related CAPEX Approx. \330.0 billion (FY2010-2012) FY2010 FY2011 FY2012 Launched Xi LTE service (December) FY2013 FY2014 Prefectural capital-size cities All municipalities across Japan Tokyo/Osaka/Nagoya <Mar. 31, 2013> Approx. 20,000 BTS Approx. 60% Approx. 15,000 BTS Approx. 40% <Mar. 31, 2012> No. of BTS:^Approx. 7,000 POP coverage:^Approx. 25% Approx. 5,000 BTS Approx. 20% Approx. \550.0 billion (FY2013-2015) <Mar. 31, 2011> Approx. 1,100 Approx. 8% <Mar. 31, 2015> Approx. 50,000 BTS Approx. 98% Approx. 35,000 BTS Approx. 70% ^Major cities across Japan

SLIDE No. 30

Improved Convenience of Public Wireless LAN

- Promotional campaign in progress to allow users to use public wireless LAN service—an optional service of sp mode or mopera U—without any monthly charges
- Plan to increase no. of access points of public wireless LAN service to 30,000 within FY2012/1H

Free connection options

Smartphones



sp mode

Data devices



mopera U

+ +

Public wireless LAN options

Sp mode "Public wireless LAN service" (¥315/month)	U "Public wireless LAN" course (¥315/month)

Exemption of monthly charge*
(From Oct. 1, 2011-Mar. 31, 2013)

* Provided to customers subscribing to packet flat-rate services or billing plans designated by DOCOMO, such as "Pake-hodai flat", "Pake-hodai doule 2", "Xi Data Plan Flat", "Xi Data Plan 2", etc.

Increase of access points

DOCOMO public wireless LAN



Cafes



Fast food shops



Airports, subway stations

Approx. 3,300 areas/6,800 access points nationwide

Approx. 4-fold increase in 1 year

30,000 access points within FY2012/1H
May further increase to 100,000 access points in the future in view of actual demand



Railway, bullet train stations



Cafes & bars



Convenience stores, etc.

RESULTS FOR 2Q OF FY2011

SLIDE No. 31

New Disaster Preparedness Measures: Progress

- Aggressively bring forward and complete implementation of individual measures earlier than the original plan (i.e., by Mar. 31, 2012) in view of possible occurrence of a large-scale earthquake in Tokai

Measure	Progress (Apr. 2011 / Jun. 30, 2011 / Sept. 30, 2011 / Dec. 31, 2011 / Mar. 31, 2012)	Investment amount
Large-zone base station roll-out	Complete (Dec. 31, 2011) Complete roll-out of total 104 stations in Dec. 2011.	¥3.0 billion
[Complete] Uninterruptible power supply systems	Complete (Jun. 30, 2011) Almost completed installation in approx. 700 stations by Jun. 30, 2011	¥14.0 billion
24-hour battery supply	Complete (Dec. 31, 2011) Installation in approx. 1,200 stations to be completed by Dec. 31, 2011. Prioritize deployment in Tokai	
Swift provision of satellite mobile phones	Complete Complete deployment of 1,700 units within Sept. 2011 and total 3,000 units within Feb. 2012	¥1.0 billion
[Portable: complete] Increase of satellite entrance circuits	Portable type – Complete; Car-mount – Complete Completed deployment of total 24 units of portable type. Start introduction of car-mount type from Oct. 2011 and complete deployment of total 9 units within Dec. 2011	¥1.0 billion
[Complete] Deployment of emergency microwave facilities	Complete (Sept. 30, 2011) Completed deployment in total 100 sections within Sept. 2011	¥1.0 billion
Provision of disaster voice message service	Complete Plan to launch service within FY2011. To be launched first with smartphones.	¥0.5 billion
[Complete] Further utilization of "Area Mail"	▲ Free provision of Area Mail for use by national/local governments for delivery of information (Jul. 1, 2011)	-

RESULTS FOR 2Q OF FY2011

Installation of Large-Zone Base Stations -1 ^ Prioritized installation in Tokai area in light of possible occurrence of a major earthquake in the area (Completed installation of 2 stations on Sept. 28, 2011) ^ Completed installation in 23 base stations in Kanto, Shin-etsu and other regions across Japan (As of Oct. 31, 2011) (Nagoya) (Gifu) ^Tokai region (2 stations installed) ^ ^Kanto-Shinetsu region, etc. (23 stations installed)^ (Shibuya) ^Rollout schedule September October November December ^ ^ ^ ^Plan to complete 104 stations ^ ^Plan to complete 37 stations ^(Chiyoda) Antenna ^ Completed 12 stations (Oct. 6) ^Completed 2 stations (Sept. 28) Total 104 stations ^Completed 25 stations (Oct. 31, 2011)

(Minato-Ku, Tokyo) (Tachikawa) (Sumida-ku, Tokyo) (Yokohama) (Kawasaki) (Niigata) (Saitama) (Nagano) Installation of Large-Zone Base Stations -2

24-Hour Battery Supply ^ Moving ahead with the installation of large-capacity battery (e.g., approx. 6 tons with 1,000Ah battery x 2) attaching priority to base stations in Tokai area

Basic approach Nationwide customer information management system Packet communications platform (for smartphones) Kansai Kyushu Dispersion of point of interface with Internet Kyushu Disperse important facilities required for continual provision of services to customers between East/West Japan West Japan (Kansai, Kyushu) Metropolitan area ISP ISP Internet Core NW Relocate to West Japan Packet communications platform (smartphone) <Backup> Nationwide customer information management system <Main> Dispersing important facilities (conceptual) Packet communications platform (smartphone) <Main> Nationwide customer information management system <Backup> Additional Disaster Preparedness Measures (Dispersing important facilities) ^ Accelerate the dispersion of important facilities concentrated in the Metropolitan area aiming to complete their transfer to Kansai/Kyushu within FY2012 in view of the possibility of a major earthquake directly striking Tokyo

SLIDE No. 36

Capital Expenditures: Revised Forecast

- Total annual CAPEX for FY2011 revised upwards to ¥728.0 billion, including the costs for dispersing important facilities and accelerating Xi roll-out


Accelerated Xi area roll-out:
Up ¥7.0 billion
Dispersion of important facilities, etc.: Up ¥16.0 billion
· Nationwide customer information management system
· Packet communications platform (smartphone)
CAPEX:
¥705.0 billion
CAPEX:
¥728.0 billion
FY2011 full-year forecast
(Announced Apr. 28, 2011)
FY2011 full-year forecast
(Revised)

RESULTS FOR 2Q OF FY2011

^ Made upward revisions to operating revenues/income forecasts in light of favorable results achieved in FY2011/1H ^ ^ Operating revenues: Up \15.7 billion (0.4%) ^^ Operating income: Up \25.3 billion (3.0%) Projected year-on-year changes 2012/3 (full-year) Initial forecast (1)(Announced Apr. 28, 2011) 2012/3 (full-year) (Revised forecast) (2) Changes(1) ^(2) Operating revenues (Billions of yen) 4,230.0 4,240.0 +10.0 Operating expenses (Billions of yen) 3,380.0 3,370.0 -10.0 Operating income (Billions of yen) 850.0 870.0 +20.0 Adjusted free cash flow (Billions of yen) 480.0 460.0 -20.0 (Revised) FY2011 Full-Year Forecasts

SLIDE No. 38

Revised FY2011 Full-Year Forecasts: Highlights

Changes in operating income (compared with FY2011 initial forecast announced Apr. 28, 2011)


Operating income
¥850.0 billion
Decrease in voice revenues: Down ¥20.0 billion
Increase in voice revenues: Up ¥30.0 billion
Reduced no. of handset repairs, etc.: Up ¥40.0 billion
Increase in distributor commissions due to upward revision of equipment sales forecast and measures for strengthening competitiveness, etc.: Down ¥30.0 billion
Operating income
¥870.0 billion
FY2011 full-year forecast
(Announced Apr. 28, 2011)
FY2011 full-year forecast
(Revised)

RESULTS FOR 2Q OF FY2011

Copyright (C) 2011 NTT DOCOMO, INC. All rights reserved.^^^^

Appendices Copyright (C) 2011 NTT DOCOMO, INC. All rights reserved.^^^^

Cellular (Xi+FOMA+mova) MOU 04/4-6(1Q) 7-9(2Q) 10-12(3Q) 05/1-3(4Q) 05/4-6(1Q) 7-9(2Q) 10-12(3Q) 06/1-3(4Q) 06/4-6(1Q) 7-9(2Q) 10-12(3Q) 07/1-3(4Q) 07/4-6(1Q) 7-9(2Q) 10-12(3Q) 08/1-3(4Q) 08/4-6(1Q) 7-9(2Q) 10-12(3Q) 09/1-3(4Q) 4-6(1Q) 7-9(2Q) 10-12(3Q) 10/1-3(4Q) 4-6(1Q) 7-9(2Q) 10-12(3Q) 11/1-3(4Q) 4-6(1Q) 7-9(2Q) MOU(Lef axis) 152 155 153 145 149 152 151 146 145 146 146 139 140 140 139 135 137 138 139 133 135 137 138 133 133 135 133 135 128 129 YOY charges in MOU (right accessi) -6.2 -3.7 -4.4 -5.8 -2 -1.9 -1.3 0.7 -2.7 -3.9 -3.3 -4.8 -3.4 -4.1 -4.8 -2.9 -2.1 -1.4 0 -1.5 -1.5 -0.7 -0.7 0 -1.5 -1.5 -3.6 1.5 -3.8 -4.4 ^ FY2011/1H MOU: 128 minutes (Down 4.5% year-on-year) (%) (Minutes) FY2008 full-year: 137 min (Down 0.7% year-on-year FY2009 full-year: 136 min (Down 0.7% year-on-year) FY2010 full-year: 134 min (Down 1.5% year-on-year) ^For an explanation on MOU, please see "Definition and Calculation Methods of MOU and ARPU" in this presentation.

2010/4-9(1H) 2011/4-9(1H) 2012/3 (Full-year forecast) 2012/3(Full-year forecast) Cellular Services Revenues (voice, packet) 1735.5 1708.8 3373 3368 Other revenues 163.5 168.9 369 369 Equipment sales revenues 239.2 235.2 498 493 Operating Revenues US GAAP (Billions of yen) (Billions of yen) 4,230.0 -1.2% (Announced Apr. 28, 2011) 2,138.2 (Revised) 2,113.0 4,240.0 ^ "International services revenues" are included in "Cellular services revenues (voice, packet)".

Operating Expenses US GAAP 2010/4-9(1H) 2011/4-9(1H) 2012/3(Full-year forecast) 2012/3(Full-year forecast) (Incl.) Other non-personnel expenses 439.4 433.8 962.0 985.0 (Incl.) Revenue-linked expenses* 542.7 557.0 1,144.0 1,117.0 Non-personnel expenses 982.1 990.8 2106 2102 Communication network charges 141.1 128.9 219 223 Loss on disposal of property, plant and equipment and intangible assets 12.6 11.6 49 54 Depreciation and amortization 322 318.4 684 687 Taxes and public duties 19.5 19.3 39 39 Personnel expenses 129.4 135.5 273 275 (Billions of yen) 3,380.0 (Billions of yen) -0.1% 1,606.7 (Revised) (Announced Apr. 28, 2011) 1,604.5 3,370.0 * Revenue-linked expenses: Cost of equipment sold + distributor commissions + cost of docomo point service

Capital Expenditures 2010/4-9(1H) 2011/4-9(1H) 2012/3 (full-year forecast) 2012/3 (full-year forecast) Mobile phone business (other) 51.1 66.8 148 125 Mobile phone business (mova) 2.6 0.7 1 2 Mobile phone business (FOMA) 185.7 148.8 323 331 Mobile phone business (LTE) 10.5 35.4 86 79 Other (information systems, etc.) 59.9 59.9 170 168 (Billions of yen) (Billions of yen) +0.6% 705.0 309.8 (Revised) (Announced Apr. 28, 2011) 311.6 728.0

Operational Results and Forecasts Operational Results and Forecasts *1 Communication Module Service subscriptions are included in the number of cellular phone subscriptions in order to align the calculation method of subscribers with that of other cellular phone carriers. (Market share, the number of handsets sold and churn rate are calculated inclusive of Communication Module Service subscriptions.) *2 Other includes purchases of additional handsets by existing FOMA subscribers. *3 For an explanation of MOU and ARPU, please see "Definition and Calculation Methods of MOU and ARPU" in this presentation.

FY2011/2Q Financial Results US GAAP US GAAP ^Consolidated financial statements in this document are unaudited. ^Adjusted free cash flow excludes the effects of changes in investments for cash management purposes derived from purchases, redemption at maturity and disposal of financial instruments with original maturities of longer than three months. For an explanation of the calculation processes of these numbers, please see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP and the IR page of our website, www.nttdocomo.co.jp

Definition and Calculation Methods of MOU and ARPU ^ MOU (Minutes of Use): Average monthly communication time per subscription. ^ ARPU (Average monthly Revenue Per Unit): ^^Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per ^^^ subscription basis. ARPU is calculated by dividing various revenue items included in operating revenues from our wireless services, such as basic monthly charges, voice communication charges and packet communication charges, from designated services which are incurred consistently each month, by the number of active subscriptions to the relevant services. Accordingly, the calculation of ARPU excludes revenues that are not representative of monthly average usage such as activation fees. We believe that our ARPU figures provide useful information to analyze the average usage per subscription and the impacts of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations. This definition applies to all ARPU figures herein. ^ Aggregate ARPU (Xi+FOMA+mova): Voice ARPU (Xi+FOMA+mova) + Packet ARPU (Xi+FOMA+mova) ^^^ Voice ARPU (Xi+FOMA+mova): Voice ARPU (FOMA+mova) Related Revenues (basic monthly charges, voice communication charges) / No. of active subscriptions (Xi+FOMA+mova) ^^^ Packet ARPU (Xi+FOMA+mova): Packet ARPU (Xi+FOMA+mova) Related Revenues (basic monthly charges, packet communication charges) / No. of active subscriptions (Xi+FOMA+mova) ^ Aggregate ARPU (FOMA): Voice ARPU (FOMA) + Packet ARPU (FOMA) ^^^ Voice ARPU (FOMA): Voice ARPU (FOMA) Related Revenues (basic monthly charges, voice communication charges) / No. of active subscriptions (FOMA) ^^^ Packet ARPU (FOMA): Packet ARPU (FOMA) Related Revenues (basic monthly charges, packet communication charges) / No. of active subscriptions (FOMA)^ ^ Aggregate ARPU (mova): Voice ARPU (mova) + Packet ARPU (mova) ^^^ Voice ARPU (mova): Voice ARPU (mova) Related Revenues (basic monthly charges, voice communication charges) / No. of active subscriptions (mova) ^^^Packet ARPU (mova): Packet ARPU (mova) Related Revenues (basic monthly charges, packet communication charges) / No. of active subscriptions (mova) ^ Active Subscrptions Calculation Methods: ^^Sum of No. of active subscriptions for each month ((No. of subscriptions at the end of previous month + No. of subscriptions at the end of current month) / 2) during the relevant period Note: Subscriptions and revenues for communication module service, Phone Number Storage and Mail Address Storage service are not included in the ARPU and MOU calculations.

Reconciliation of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures

Names of companies, products, etc., contained in this document are trademarks or registered trademarks of their respective organizations